

MICROCELL TELECOMMUNICATIONS INC.

2001 ANNUAL REPORT





MICROCELL Telecom

INDEX

ABOUT MICROCELL TELECOMMUNICATIONS INC.

Microcell Telecommunications Inc. (TSE: MTI.B; Nasdaq: MICT) is a Canadian provider of wireless communications services. The Company offers its expanding customer base a wide range of communications products and services.

Microcell's PCS (Personal Communications Services) division includes GSM (Global System for Mobile communications) operator, Microcell Connexions Inc., and Microcell Solutions Inc., the national provider of PCS under the Fido® brand name.

Microcell's Internet business segment is composed of Inukshuk Internet Inc., which is licensed to deploy a cross-Canada high-speed fixed wireless access network based on Internet Protocol, and Microcell i5 Inc., which develops wireless Internet services. The Company's investment arm is composed of Microcell Labs Inc., which carries out research and development in PCS applications; and Microcell Capital II Inc., a venture capital company operating in the PCS and mobile Internet sectors.

Microcell Telecommunications has been a public company since October 15, 1997, and is a member of the TSE 300, TSE 200 and S&P/TSE Canadian SmallCap indices.

As of December 31, 2001, the Company employed more than 2,200 people across Canada.

2001 KEY PERFORMANCE INDICATORS

(In thousands of Canadian dollars)

	1999 $	2000 $	**2001** **$**	Change 2000-2001 $
Cash used in operating activities	(230,318)	(105,732)	**(122,254)**	(16,522)
Cash used in investing activities	(176,694)	(329,575)	**(383,889)**	(54,314)
Cash provided by financing activities	450,052	396,753	**437,770**	41,017
Capital expenditures	133,572	277,191	**407,395**	130,204
Number of subscribers	584,487	922,527	**1,209,210**	286,683
Churn rate	2.1%	2.2%	**2.6%**	0.4%
Average revenue per user (ARPU)	$47.08	$43.55	**$41.14**	$(2.41)
Average minutes of usage (MOU)	190	185	**193**	8
Cost per gross acquisition	$421.00	$388.00	**$321.00**	$(67.00)
EBITDA[(1)]	(162,982)	(112,332)	**(9,803)**	102,529
PCS EBITDA[(2)]	(162,982)	(105,735)	**8,167**	113,902

Cost per gross acquisition

(In Canadian dollars)


997
687
421
388
321
1000
800
600
400
200
Year 97
Year 98
Year 99
Year 00
Year 01

Customer growth (retail)


65,667
282,174
584,487
922,527
1,209,210
1,500,000
1,200,000
900,000
600,000
300,000
0
Year 97
Year 98
Year 99
Year 00
Year 01

Consolidated EBITDA[(1)]

(In $000's Canadian)


(132,890)
(219,071)
(162,982)
(112,332)
(9,803)
0
(50,000)
(100,000)
(150,000)
(200,000)
(250,000)
Year 97
Year 98
Year 99
Year 00
Year 01

Consolidated EBITDA[(1)] before cost of acquisition

(In $000's Canadian)


(63,228)
(37,969)
11,224
96,196
187,443
200,000
150,000
100,000
50,000
0
(50,000)
(100,000)
Year 97
Year 98
Year 99
Year 00
Year 01

PCS EBITDA[(2)]

(In $000's Canadian)


(132,890)
(219,071)
(162,982)
(105,735)
8,167
50,000
0
(50,000)
(100,000)
(150,000)
(200,000)
(250,000)
Year 97
Year 98
Year 99
Year 00
Year 01

PCS EBITDA[(2)] before cost of acquisition

(In $000's Canadian)


(63,228)
(37,969)
11,224
102,674
204,949
250,000
200,000
150,000
100,000
50,000
0
(50,000)
(100,000)
Year 97
Year 98
Year 99
Year 00
Year 01

(1) Consolidated EBITDA for 2001 is presented before restructuring charges of $5.2 million.
(2) PCS EBITDA for 2001 is presented before restructuring charges of $3.6 million.

LETTER TO SHAREHOLDERS



Charles Sirois and André Tremblay

Adapting to Change

If there is one constant in today's world, it is change. And in the current corporate environment, the capacity to react to change, quickly and decisively, is a primary indicator of a company's strength.

Since Microcell's beginnings in 1995, adaptability has been one of our core values. In 2001, we demonstrated just how valuable an asset this can be.

This past year was marked by a turbulent economic climate throughout the world. The telecommunications sector in particular was faced with a number of challenges. But we have emerged with renewed vigour, and in an excellent position to take advantage of the abundant opportunities for growth that our vital industry has to offer. Wireless telecommunications and high-speed data connectivity are no longer the wave of the future. They are with us now, and become a more integral part of our lives with each passing day.

Renewing our Focus on PCS

In direct response to the economic uncertainty in 2001, Microcell took a number of positive steps to solidify and enhance its position in the wireless communications industry. Our PCS operations have always been our core business, and this past year we refocused our energies on these activities. This sector continues to show remarkable growth and, in order to best manage our opportunities, we established a new management division, Microcell PCS. Its specific mission is to support and maximize the growth and development of Microcell Connexions, which operates our PCS network, and Microcell Solutions, which markets our retail services under the Fido® brand name.

This strategic realignment of our operations which led, among other things, to a 15% reduction in our workforce, allowed us to scale back activities not related to our core PCS business. As a result, we reduced our costs and minimized the risks associated with new product and service development. These necessary changes in orientation squarely address the current realities of the Canadian wireless market and will ensure that we maintain our competitiveness.

Success in the Capital Markets

The results of our ambitious capital financing campaign in 2001 exceeded our expectations. Early in the year, we raised $100 million in equity capital, which allowed us to acquire complete ownership of Inukshuk Internet Inc. At the end of 2001, while the markets were generally tough on the telecom industry, we managed to raise just over $350 million in new equity capital and obtained a $100 million commitment for bank financing to pursue growth opportunities in the PCS sector. We believe that this new capital will provide us with sufficient cash flow to sustain our PCS operations.

Expanding our Network and Customer Base

A number of other highlights characterized our 2001 fiscal year. In April—one month ahead of schedule—Microcell Connexions completed its 2.5G General Packet Radio Service (GPRS) wireless data implementation on its network across Canada. GPRS is a new technology standard that supports high-speed point-to-point communications through devices that enable an always-on data connection. We were the first wireless communications provider in Canada to provide mobile data services based on this technology, and the first to introduce, in conjunction with our American roaming partner VoiceStream Wireless Corporation, data roaming capabilities in the North American market. We consider that this places us ahead of the competition, and opens up a number of exciting possibilities for us in both the commercial and consumer markets.

We also signed on our one-millionth Fido customer in 2001. In fact, by year-end we surpassed the 1.2 million mark, which represents a 31% increase over the previous year—the highest customer growth rate in the Canadian wireless industry for the fifth consecutive year. Moreover, by adapting our sales approach and account activations process, we managed a major turnaround in our customer mix. Over the course of the year, postpaid subscribers accounted for 59% of new retail net additions, up from 35% in 2000. This was well above our target rate of 50%. Finally, Microcell's average monthly revenue per postpaid user also increased substantially, and was one of the highest in Canada. Average monthly revenue per prepaid user was also one of the highest in its category.

Achieving Positive EBITDA

In the third quarter of fiscal 2001, Microcell reached another milestone: for the first time in its history, the Company realized positive EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). We achieved this benchmark more quickly than any other wireless operator in Canada—within five years of launching commercial operations. This is precisely on target with the business plan we tabled when we first took the Company public.

Acquiring Complete Ownership of Inukshuk

Microcell also completed the purchase of Look Communications Inc.'s 50% share in Inukshuk, bringing Microcell's ownership interest in the company to a full 100%. Inukshuk has emerged as a leader in the testing of second-generation Multipoint Communications Services (MCS) technology. With licensed service areas covering some 30 million Canadians, Inukshuk plans to offer broadband Internet services across a wireless platform. The transaction presents us with an attractive market opportunity to develop a nationwide Internet Protocol-access network.

Outlook

For 2002, we have again set a number of ambitious but achievable goals. We are committed to deploying all our efforts in order to continue to capture a 20% share of market growth in areas where Fido Service is offered, while continuing to aggressively pursue postpaid subscriptions. Our primary focus will remain on the voice PCS business, as significant growth potential still exists. We will also be stepping up efforts to address the data business with innovative GPRS offerings. This initiative is expected to generate new sources of revenue towards the end of the year.

For our customers, we are working hard to devise ways of enhancing their Fido experience, and we will continuously adjust our network to meet their evolving requirements.

Finally, a special mention has to be made of Microcell's employees. Over the past year, they have made a tremendous contribution to the Company's achievements. The support they have shown for our new strategic initiatives—and the adaptability they have demonstrated in carrying out these initiatives—have helped to transform a difficult year into a success. With their help, we will remain among the leaders in our industry, benefiting our customers and shareholders alike. Together, we have laid the groundwork for a promising future.

André Tremblay

President and Chief Executive Officer

Charles Sirois

Chairman of the Board



FIVE YEARS OF ACHIEVEMENT

In its brief history, Microcell has forged a reputation as an innovative wireless telecommunications company that continually adapts to market forces and seeks new opportunities.

Here are some of the highlights of the Company's progress over the past years:







1995-1997

- Industry Canada awards Microcell a national 30 MHz licence to operate a PCS network.
- Fido Service is launched in major Canadian centres, offering voice and text messaging services, with no contract to sign and per-second billing.
- Microcell Telecommunications Inc. becomes a public company on the TSE (MTI.B) and on Nasdaq (MICT).

1998

- Microcell Capital creates GSM Capital to fund innovative wireless GSM projects around the world.
- Microcell Solutions launches the first prepaid digital PCS service in Canada.

1999

- Microcell Solutions is first in Canada to introduce two-way e-mail service on a wireless handset.
- Microcell and Look Communications Inc. create Inukshuk Internet Inc. to connect Canadians via an IP access network.
- Microcell Connexions implements its 100th international roaming agreement.
- Fido customer base passes the half-million mark, a 107% increase year-over-year.



2000

- Inukshuk Internet is awarded 12 out of 13 licences to operate MCS in the 2500 MHz range.
- Microcell Connexions receives CRTC approval to operate as a CLEC (Competitive Local Exchange Carrier), giving it equal status with incumbent telephone companies.

2001

- Microcell obtains $100 million in equity capital, which enables the Company to acquire complete ownership of Inukshuk.
- Microcell Solutions launches i.Fido™ Services—wireless Internet services and the Fido portal designed and powered by Microcell i5.
- Microcell launches a Web-based Safe Driving Awareness program.
- Microcell launches Project Rainbow, a coalition of businesses interested in developing and delivering mobile services to service providers.
- Microcell Solutions launches packet-switched (GPRS) data service across Canada.
- Fido announces GPRS roaming in more than 4,300 cities in the United States with U.S. partner VoiceStream Wireless Corporation.
- Microcell customer base exceeds 1.2 million—no other Canadian wireless carrier has surpassed the one-million mark as rapidly.
- Microcell Connexions offers roaming coverage in 100 countries with its 200th roaming agreement.
- Microcell obtains over $350 million in equity capital and a $100 million debt financing commitment to fund its PCS business plan.
- Microcell achieves positive EBITDA in its PCS activities on a full-year basis for the first time in its history.

IN STEP WITH AN EVOLVING MARKETPLACE



Alain Rhéaume
President and Chief Executive Officer
Microcell PCS

Few industries in the world have evolved as quickly as the wireless telecommunications industry. And few telecommunications companies have evolved as quickly as Microcell has since its inception in 1995.

As a group of companies navigating the cutting edge of mobile telecommunications developments, Microcell has always adapted to the technological and economic currents that have taken the industry to its present state. In 2001, the wireless business was subjected to a variety of testing circumstances as uncertain equity markets and other economic pressures reduced its capitalization. But Microcell's flexibility allowed it to meet these challenges head-on.

The Company's central initiative was to refocus the greatest share of its efforts on the Personal Communications Services (PCS) core business—its highest growth segment—to compensate for the slow emergence of data-related services and mobile Internet throughout the industry.

This does not mean that Microcell is abandoning its long-term vision of becoming a fully integrated telecommunications company, but is positioning itself to maximize the growth and revenue potential of its PCS operations in an intensely competitive and consolidating wireless marketplace.

To help fund the growth of its PCS business and to support its revised business strategy, Microcell raised in December 2001 over $350 million from an equity offering and related private placements and received a commitment for $100 million in bank financing syndicated by Credit Suisse First Boston. Indeed, Microcell is now well positioned to take full advantage of the significant opportunities in wireless.

Leading the Way in PCS Technology

In 1996, Microcell launched Canada's first Global System for Mobile Communications (GSM) network. It turned out to be a discerning move, as GSM today is the the most widely deployed wireless technology standard worldwide and has the fastest-growing number of users in the world. Based solely on digital technology, GSM allows voice, data and images to be integrated.

In 2001, Microcell remained true to its mission of enhancing its national GSM footprint, and continued expanding the capacity of its network, adding coverage in Regina, Saskatoon, Trois-Rivières and Halifax. Throughout the year, the Company continued to improve its signal in the 21 metropolitan areas and major highway corridors across the country where Fido Service is offered. Fido coverage now extends to over 60% of the Canadian population.

A significant milestone this year was the completion of Microcell Connexions' 2.5G General Packet Radio Service (GPRS) wireless data implementation on its network across the country. This was accomplished one month ahead of schedule and enabled Microcell to be the first company in Canada to offer this capability. A key step in the Company's drive to deliver innovative data services to travellers and mobile professionals, the implementation of GPRS tecnology provides Microcell customers with high-speed, always-on wireless connectivity to the Internet and corporate intranets. Currently, GPRS technology enables data transmission speeds of up to 56 kbps—three times faster than traditional wireless modems. Once fully optimized, these speeds will increase significantly, reaching up to 115 kbps.

Microcell Solutions officially launched its GPRS service commercially in September 2001, becoming the first Canadian wireless communications provider to offer data services based on this technology. It also introduced its first Fido GPRS handset and airtime packages that enable users to send and receive data—including e-mail—in a fully mobile and secure environment. Customers can also connect their GPRS phones to laptops and PDAs.

To make the Fido PCS experience even more useful and versatile, Microcell launched a cross-border Internet access service with its U.S. roaming partner, VoiceStream Wireless Corporation. This access creates a high-speed mobile data network across North America for both Fido and VoiceStream customers. Today, Fido GPRS customers can use their always-on data services in over 4,300 cities in the U.S. This capability makes the Fido brand considerably more attractive within the business market.

Furthermore, Microcell Connexions signed an international roaming agreement with its 200th partner in 2001, so its customers now have the ability to roam in 100 countries. Microcell Connexions leads North American wireless operators in international roaming capabilities.

And that's not all. In 2001, Microcell introduced i.Fido Services, a suite of personalized information services that users can access through



the Fido Web portal. The Company's Internet applications developer, Microcell i5 Inc., also launched Masq™, a Web platform that enables mobile operators to offer secure m-commerce services, and Masq Refill™, a mobile airtime replenishment service. These services are in the process of being integrated with Microcell's PCS offer.

Mobile Internet access has arrived. With its integrated solutions, Microcell is able to take advantage of this opportunity.

Seizing the Initiative

Microcell has always been an innovator in the telecommunications industry, taking a proactive stance when new opportunities present themselves.

In 2001, in order to reap further benefits from the implementation of its GPRS service, Microcell created Project Rainbow, a one-of-a-kind initiative that brings together a group of companies with a specific interest in developing and delivering mobile services to service providers and, ultimately, end-users. The main goal of Project Rainbow is to work with system integrators, network access device and content suppliers, platform and toolkit developers, multimedia technology providers, application developers and domain specialists to offer a broad range of leading-edge wireless Internet products and services to customers, as quickly and efficiently as possible. Microcell's GSM network will provide the delivery platform for these innovative new products and services.

Project Rainbow led to an agreement between Microcell Connexions and PowerLoc Technologies Inc., whereby PowerLoc is to deploy its Global Positioning System (GPS) wireless tracking solutions in Canada through Microcell's GPRS network. This is just one example of the kind of synergies available through the Project Rainbow coalition.

Microcell's initiatives also extend into the social sphere. Concerned about the safety issue raised by the use of cell phones in vehicles, the Company introduced a Safe Driving Awareness program in 2001. Its goal is simple: to improve consumer knowledge about driver distractions and how to avoid them. Microcell's interactive Web-based program allows users to rate their personal distraction-risk level and then learn how to minimize these risks. The program is free of charge and can be found on the Safe Driving sections of the Fido and Microcell Web sites.

Building Long-term Potential

Microcell's commitment to its business and retail customers was amply reciprocated in 2001. Despite fierce competition in the wireless sector, the Company closed the year with over 1.2 million customers, an increase of 31% over the previous year's total. No other wireless operator in Canada has reached the one-million-customer mark so rapidly. Just as important, an increasing percentage of Fido's customers are subscribing to postpaid plans, thanks to changes Microcell made to its distribution and activation strategies. Postpaid plans are inherently more profitable as they tend to generate higher customer usage and lower churn rates. In other words, by rebalancing its prepaid/postpaid customer ratio, the Company is strengthening an already solid customer base.



The steady increase of Microcell's market share and its revised business strategy, combined with a number of initiatives designed to improve operational efficiency, resulted in the Company's PCS business segment achieving positive EBITDA in 2001 for the first time since its inception. These results demonstrate the Company's competitive vigour and its proficiency in managing growth in a challenging market environment.

Microcell's strategic refocusing on its PCS core business in 2001—and its ability to adapt to the operational changes this new business plan necessitated—strengthened the Company and helped it consolidate its position in the Canadian wireless market. In 2002, the Company is firmly committed to further advancing the initiatives it introduced over the past year.

The wireless PCS market continues to hold out tremendous potential. With a market-leading high-speed wireless data infrastructure in place and a financed business plan, Microcell is in an excellent position to take advantage of these opportunities. By directing its efforts to maintaining a higher mix of postpaid customers, enhancing customer service in its core markets, and by making full use of its GPRS-enabled data capabilities, Microcell is again setting its sights on profitable growth in 2002.

LIGHTING THE WIRELESS INFORMATION HIGHWAY: INUKSHUK INTERNET INC.



Jacques Paquin
President and Chief Operating Officer
Inukshuk Internet Inc.

Inukshuk is an Inuit word that refers to a stone monument used as a directional beacon for travellers across Canada's North. And it is also Microcell's name for the company it co-founded in 1999 to provide Canadians with navigational tools for exploring the information highway.

In 2000, Industry Canada awarded Inukshuk 12 of the 13 available licences to operate Multipoint Communications Systems (MCS) in the 2500 MHz spectrum. This past year, Industry Canada confirmed Inukshuk's MCS licences for a full ten-year term. The licences cover some 30 million Canadians in all regions except Manitoba and Saskatchewan.

Inukshuk has a unique twin mandate: to connect Canadians over a wireless, high-speed, state-of-the-art broadband network; and, to lead the development of innovative on-line learning initiatives. In 2001, Inukshuk took significant strides towards achieving these mandates.

First step: In a telecommunications industry undergoing substantial consolidation, Microcell seized an opportunity to become the sole shareholder of Inukshuk by purchasing the 50% interest that was held by Look Communications.

Second step: Inukshuk began testing broadband wireless platforms. Throughout the year, it conducted a series of comprehensive assessments of MCS equipment. Facing requirements that are both specific and demanding, the Company determined that second-generation MCS technology was the most cost-effective, efficient and versatile option. This new generation of technology will make it possible to deploy a system similar to Microcell's PCS network, where the signal is fully non-line-of-sight, providing excellent coverage for consumers.

Third step: During the summer months, Inukshuk organized and led North America's most extensive field trials of second-generation MCS technology. Other MCS licensees from across the Americas were also invited to participate in the testing. This led to the building of strong relationships which should encourage the development and adoption of a common MCS standard. Down the road, this is expected to generate a number of considerable benefits, such as facilitating extensive MCS deployment across the Americas. Furthermore, a united licensee effort will reduce deployment costs, help all network partners realize economies of scale through volume purchases, and encourage innovative services and technical developments to be readily shared.

Fourth step: Inukshuk further developed its Learning Plan in 2001, and created twelve committees, one for each of its licensed service areas. These committees are mandated to evaluate, develop and implement Learning Plan educational initiatives. During the year, Inukshuk also issued a call for innovative learning proposals. In 2002, as part of its licence commitment, Inukshuk will allocate funds to successful applicants for content development.

The Future is Versatile Connectivity

We believe that Inukshuk opens up vast possibilities in the wireless world with its upcoming high-speed Internet services. Its network will provide Internet customers across Canada with broadband speed and transmission quality, together with a flexibility that we consider to be superior to wireline or coaxial cable technology.

One of the keys to Inukshuk's success will be attractive and consumer-friendly technology. Equipment must be as widely available as wireless handsets, and as easy to use. "Plug and play" devices will let consumers access their high-speed Internet connections in just minutes, and will also provide extraordinary freedom. With true portability, consumers will be able to move their connection from one room to another, or from one community to another across the Inukshuk network.

The other key to Inukshuk's success is operational excellence. In this regard, as part of the Microcell family of companies, Inukshuk is in an ideal position. By leveraging the strengths and network expertise of Microcell PCS and by developing relationships with other players in the MCS sector, Inukshuk will go a long way towards realizing its goal of becoming the leading provider of wholesale broadband wireless services in Canada.

High-speed wireless Internet access. Broad distribution. Ease of installation. Portability. All of this will be possible with second-generation MCS and Inukshuk.



QUARTERLY FINANCIAL HIGHLIGHTS

(In thousands of Canadian dollars, except for per-share data)

INCOME STATEMENTS	Q1 $	Q2 $	Q3 $	Q4 $	**TOTAL 2001 $**
	(Restated)	(Restated)	(Restated)		
Revenues					
Services	109,227	127,602	142,266	135,757	**514,852**
Equipment sales	10,637	13,736	11,547	10,065	**45,985**
	119,864	141,338	153,813	145,822	**560,837**
Costs and expenses					
Cost of products and services	89,144	86,153	87,645	73,811	**336,753**
Selling and marketing	25,091	38,816	37,517	33,561	**134,985**
General and administrative	24,809	25,754	23,221	25,118	**98,902**
Depreciation and amortization	39,949	44,546	46,181	47,314	**177,990**
	178,993	195,269	194,564	179,804	**748,630**
Operating loss before restructuring charges	59,129	53,931	40,751	33,982	**187,793**
Restructuring charges	-	-	-	5,226	**5,226**
Operating loss	59,129	53,931	40,751	39,208	**193,019**
Interest income	(1,942)	(2,047)	(1,677)	(887)	**(6,553)**
Interest expense	49,877	53,198	56,668	56,145	**215,888**
Financing charges	2,208	2,156	2,110	1,875	**8,349**
Foreign exchange loss (gain)	39,149	(34,024)	37,627	8,377	**51,129**
Loss in value of investments, marketable securities and other assets	24,659	216	6,873	1,345	**33,093**
Share of net loss in investees	1,902	1,225	501	1,654	**5,282**
Loss before income taxes	174,982	74,655	142,853	107,717	**500,207**
Income tax benefit (provision)	(3,017)	564	53	678	**(1,722)**
Net loss	171,965	75,219	142,906	108,395	**498,485**
Weighted average number of shares outstanding in the period (in thousands)	102,944	104,407	104,439	123,783	**109,212**
Basic and diluted loss per share (in dollars)	1.67	0.72	1.37	0.88	**4.56**

CASH FLOWS STATEMENTS					
Cash provided by (used in) operating activities	(81,985)	(46,267)	(3,186)	9,184	**(122,254)**
Cash used in investing activities	(50,976)	(34,860)	(160,540)	(137,513)	**(383,889)**
Cash provided by financing activities	166,163	120,616	39,795	111,196	**437,770**

BALANCE SHEET				
Cash, cash equivalents, short-term investments and marketable securities	195,103	162,213	96,812	178,529
Capital assets	933,421	994,267	998,283	987,447
Total assets	1,392,089	1,404,818	1,322,904	1,395,259
Long-term debt (excluding current portion)	1,838,263	1,952,967	2,075,771	1,887,048
Shareholder's deficiency	(726,896)	(802,115)	(945,021)	(726,725)
Shares outstanding (in thousands)	69,132	69,170	69,175	240,173

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the consolidated financial condition of Microcell Telecommunications Inc. ("Microcell") and its subsidiaries as of December 31, 2001, and results of operations for the twelve-month period ended December 31, 2001, and should be read in conjunction with the Consolidated Financial Statements of Microcell. Such Consolidated Financial Statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP") and have been reconciled with U.S. GAAP in *note 19* to the Consolidated Financial Statements.

As of December 31, 2001, Microcell conducted its wireless communications business through six wholly owned subsidiaries (references to the "Company" refer to Microcell and its subsidiaries) which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Connexions"), Microcell i5 Inc. ("Microcell i5"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Solutions"), and Inukshuk Internet Inc. ("Inukshuk").

The Company carries out its operations through three strategic business segments: Personal Communications Services ("PCS"), Wireless Internet and Investments. Through its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations (the "PCS License") awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License. Through its Wireless Internet business segment, the Company provides new mobile Internet services to its PCS subscribers, and plans to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ("MCS") technology in the 2500 MHz range. Finally, through its Investments business segment, the Company invests in various wireless or high-technology companies and, as a result, is exposed to normal market risk fluctuation.

FORWARD-LOOKING STATEMENTS

This management's discussion and analysis contains "forward-looking" statements, as defined in the *Private Securities Litigation Reform Act of 1995*, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as "believe," "intend," "may," "will," "expect," "estimate," "anticipate," "continue," "consider," or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; and exchange rate fluctuations. Readers should evaluate any statements in light of these important factors.

COMPANY OVERVIEW

During 2001, the Company consolidated its financial position with the completion of two equity financing initiatives, generating total net proceeds of $439,100,000. The Company also extended its coverage in 2001 with the addition of four census metropolitan areas ("CMAs") and major highway corridors, and became the first Canadian wireless communications provider to offer data services based on the new General Packet Radio Service ("GPRS") technology.

In January 2001, the Company acquired for $150,000,000 the remaining 50% shares in Inukshuk owned by Look Communications Inc. ("Look"), thereby bringing its total ownership interest in Inukshuk to 100%. In conjunction with this acquisition, the Company made a public offering of 2,032,659 Class B Non-Voting Shares. The Company's two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price, to maintain their current levels of ownership in the Company. This generated net proceeds of $97,100,000.

Also in January, Industry Canada began its process of auctioning the remaining 40 MHz of PCS spectrum. Given the Company's substantial existing spectrum holdings and the fact that bidding increased beyond what it viewed as reasonable, the Company decided to withdraw from the auctioning process.

Early in 2001, the Company announced it was making organizational changes to ensure greater focus on its different segmented activities. The changes resulted in the creation of a new management division, Microcell PCS. This division brings particular focus to Microcell's PCS activities consisting of Connexions, which operates the Company's PCS network on a wholesale basis, and Solutions, which markets PCS under the Fido brand name.

In March 2001, Industry Canada renewed the Company's PCS License for a term of five years expiring on March 31, 2006. Industry Canada has, however, indicated that it intends to engage in public consultation on PCS and cellular providers' license terms and conditions, including matters of license fees, license terms, and the transferability and divisibility of licenses. Industry Canada anticipates that, at the end of the public consultation, it will give effect to its conclusions by making suitable amendments to the PCS License conditions and fee structure, if that is the determined course of action.

In September 2001, the Company announced that it had launched a new generation of mobile data services, becoming the first Canadian wireless communications provider to offer data services based on the new GPRS technology. With a Motorola P280 GPRS handset and one of the Company's bundled voice and data monthly airtime packages, wireless users are now able to send and receive data at speeds of up to 56 kbps in a fully mobile environment using their GPRS handset or by connecting it to their laptop, personal computing device or personal digital assistant. With the Company's GPRS services, customers can also benefit from "always-on" access to the Internet, e-mail and corporate intranets.

In September 2001, the Company unveiled Masq™, an extensible platform that enables mobile operators to rapidly implement secure mobile commerce solutions. The Company also introduced Masq Refill™, a turnkey account replenishment service used by operators to greatly reduce the costs associated with replenishing prepaid subscriber accounts.

In November 2001, Microcell issued rights, to all existing Common shareholders, Class A Non-Voting shareholders, Class B Non-Voting shareholders and warrants holders, to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placement, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell's major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000.

In October 2001, the Company laid off a number of employees to adjust its work force to the requirements of its 2002-2003 operating plan. The Company finalized the strategic reorganization of its activities in January 2002 and, as a result, laid off an additional number of employees in its offices across Canada. As a result, the Company recorded restructuring charges of $5,226,000 in 2001, primarily relating to severance payments made to employees laid off.

In December 2001, Connexions and Solutions, together with Microcell, signed a commitment letter whereby the Company received a commitment for bank financing of C$100,000,000 from Credit Suisse First Boston ("CSFB") facilitated by Nortel Networks Limited ("Nortel Networks"). Connexions and Nortel Networks also committed to enter into a multi-year purchase agreement concurrently with the closing of the bank financing. The new facility takes the form of a U.S. dollar-denominated senior secured credit facility in an aggregate principal amount equivalent to C$100,000,000. The new facility ranks equally with the indebtedness under the Company's existing credit agreement dated May 7, 1999, and increases the total level of Senior Secured Credit facilities outstanding to C$850,000,000. The new facility was drawn entirely on the closing date of the transaction, which occurred in February 2002. The new facility matures in February 2007 and bears an interest rate of London Interbank Offer Rate ("LIBOR") plus 3.5%. Net proceeds from this facility will be used by Connexions and Solutions to fund capital expenditures and working capital of the Company's PCS business.

As of December 31, 2001, the Company offered PCS in twenty-one CMAs in Canada. In addition, the Company has deployed its GSM (Global System for Mobile communications) network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches approximately 18.7 million people or 60% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population. Access to cellular coverage requires the use of dual-mode handsets, which have been available since 1998.

CONSOLIDATED RESULTS

Year ended December 31, 2001, compared with the year ended December 31, 2000

The Company's financial and operating statistics for the year ended December 31, 2001, compared with the year ended December 31, 2000, reflect the increase in its activities in the CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs in 2001. Accordingly, the Company's financial results for the periods described herein are not necessarily indicative of its future operating results given the Company's future increases in network capacity and operations and the expected change in its subscriber base.

The 2000 figures have been restated to reflect the adoption of the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16.6 million, and deficit increased by $16.6 million. For 2000, total assets decreased by $15.3 million and deficit increased by $15.3 million.

The rights issue completed in December 2001, which was offered to all shareholders of Microcell, contained a bonus element because the exercise price of the shares offered in the rights issue was below the fair market value of Microcell's shares at the issuance date. As a result, basic and diluted loss per share was adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035. As a result, the loss per share for 2000 decreased by $1.12 (including the effect of the change in accounting policy discussed above) and the loss per share for the first three quarters of 2001 decreased respectively by $0.33, $0.96 and $0.36 (including the effect of the change in accounting policy discussed above).

Throughout the following analysis, the Company uses the term "EBITDA." EBITDA is defined as operating income (loss), excluding depreciation and amortization. EBITDA may not be identical to similarly titled measures reported by other companies. EBITDA should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measure of performance under GAAP. The Company believes that EBITDA is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

REPORTED RESULTS (in millions of dollars, except for per-share data)

Years ended December 31,	**2001**	2000	Variance
	$	$	$
		(Restated)	
Revenues	**560.8**	428.8	132.0
Costs and operating expenses			
(excluding restructuring charges and depreciation and amortization)	**570.6**	541.1	29.5
Operating loss before restructuring charges and depreciation and amortization	**9.8**	112.3	(102.5)
Operating loss	**193.0**	243.6	(50.6)
Net loss	**498.5**	268.4	230.1
Basic loss per share	**4.56**	2.79	1.77

QUARTERLY DATA (Restated) (in millions of dollars, except for per-share data)

Year ended December 31, 2001	Q1	Q2	Q3	Q4
(unaudited)	$	$	$	$
Revenues	119.9	141.3	153.8	145.8
Net loss	(172.0)	(75.2)	(142.9)	(108.4)
Basic loss per share	(1.67)	(0.72)	(1.37)	(0.88)
Diluted loss per share	(1.67)	(0.72)	(1.37)	(0.88)

QUARTERLY DATA (Restated) (in millions of dollars, except for per-share data)

Year ended December 31, 2000	Q1	Q2	Q3	Q4
(unaudited)	$	$	$	$
Revenues	88.8	104.1	112.8	123.1
Net income (loss)	126.1	(133.9)	(123.7)	(136.9)
Basic earnings (loss) per share	1.40	(1.36)	(1.25)	(1.39)
Diluted earnings (loss) per share	1.38	(1.36)	(1.25)	(1.39)

Consolidated revenues increased from $428.8 million to $560.8 million, representing a 31% growth over 2000. PCS business accounted for all of this increase, due mainly to a 31% increase in the subscriber base. Costs and operating expenses, excluding restructuring charges, depreciation and amortization, increased by 5% from $541.1 million to $570.6 million as a result of higher expenses in the PCS business segment for $16.2 million, in the Wireless Internet business segment for $13.2 million, and in the Investments segment for $0.1 million (all after intersegment eliminations). As a result, the operating loss before restructuring charges, depreciation and amortization, on a year-over-year basis, decreased by $102.5 million or 91% to $9.8 million in 2001, compared with an operating loss before depreciation and amortization of $112.3 million in 2000. The operating loss, at $193.0 million in 2001, decreased by $50.6 million for the same reasons but it was partially offset by a higher depreciation expense of $46.7 million and restructuring charges of $5.2 million. The restructuring charges recorded in 2001 relate primarily to severance payments made to a number of employees laid off during the year in order to adjust the Company's work force to the requirements of its 2002-2003 operating plan.

The increase in consolidated net loss of $230.1 million is due mainly to the Investments segment ($209.2 million), where the sale of the Company's interest in Saraide, Inc. resulted in a net gain of $153.8 million in 2000, compared with a net loss in value of investments in 2001 of $33.1 million. In addition, the Company posted a share of net loss in investees of $5.3 million in 2001, compared with a share of net income in investees of $20.6 million in 2000. The remaining unfavorable variance is explained by increased net losses in the PCS ($3.8 million) and the Wireless Internet ($17.0 million) segments.

As a result, the Company posted a net loss and a net loss per share in 2001 of $498.5 million and $4.56 respectively, compared with $268.4 million and $2.79 in 2000.

SEGMENTED RESULTS

The Company manages its operations based on three strategic business segments: PCS, Wireless Internet, and Investments. The Company's first two reportable segments include business operations that offer different products to largely different market segments. The third segment consists of different investments or projects relating to the wireless or high-technology industry that primarily involve Microcell Capital and Microcell Labs.

PCS BUSINESS

PCS consist of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users, which include individuals and businesses, and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers data services based on the new GPRS technology.

SELECTED FINANCIAL INFORMATION (in millions of dollars)

Years ended December 31,	2001 $	2000 $ (Restated)	Variance $
Revenues	**561.9**	430.5	131.4
Costs and operating expenses (excluding restructuring charges and depreciation and amortization)	**553.7**	536.3	17.4
Operating income (loss) before restructuring charges and depreciation and amortization	**8.2**	(105.7)	(113.9)
Operating loss	**(172.4)**	(236.7)	(64.3)
Net loss before intersegment eliminations	**(445.0)**	(438.6)	6.4
Net intersegment eliminations	**(0.7)**	(3.3)	(2.6)
Net loss	**(445.7)**	(441.9)	3.8

The Company's PCS revenues consist primarily of subscriber service revenues and revenues from equipment sales. The increase in revenues was the result of increased activities in all CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs since that date. As of December 31, 2001, the Company had 1,209,210 subscribers, representing an increase of 31% in its subscriber base compared with December 31, 2000. Fido postpaid service accounted for 637,698 subscribers and Fido prepaid service accounted for 571,512 subscribers. Revenue and subscribers are expected to increase as the Company increases its penetration in the covered CMAs and as new products and services are launched.

PCS REVENUES (in millions of dollars)

Years ended December 31,	2001 $	2000 $	Variance $
Services	**514.8**	377.7	137.1
Equipment sales	**46.0**	50.9	(4.9)
Revenue – intersegment	**1.1**	1.9	(0.8)
Revenues	**561.9**	430.5	131.4

Service revenues increased by 36% on a year-over-year basis to reach $514.8 million. Fido postpaid monthly average retail revenue per user ("ARPU") increased to $60.56 for the year from $56.69 in 2000. This increase was due mainly to higher value-added service revenues following the addition of the Unlimited Evenings and Weekends option to the range of Fido options as well as higher roaming and PCS License fee revenues. On the other hand, Fido prepaid service provided an ARPU of $20.99 for the year, compared with $27.14 in 2000. This decrease was due mainly to lower minutes of usage following the success of the migration program, which prompted the migration of high-usage customers from Fido prepaid to Fido postpaid. When combined, Fido postpaid and prepaid services provided a blended ARPU of $41.14 for the year, compared with $43.55 in 2000.

The monthly churn rate *(number of deactivated users divided by the average number of active users in the period)*, excluding returns during the satisfaction guarantee periods, was 2.6% in 2001 compared with 2.2% in 2000 as a result of higher prepaid churn mainly due to the reduction of the validity period on the $10 prepaid vouchers.

PCS COSTS AND OPERATING EXPENSES (in millions of dollars)

Years ended December 31,	2001 $	2000 $	Variance $
Cost of products and services	**326.7**	304.5	22.2
Selling and marketing	**133.6**	141.8	(8.2)
General and administrative	**92.2**	90.0	2.2
Operating expenses – intersegment	**1.2**	—	1.2
Costs and operating expenses (excluding restructuring charges and depreciation and amortization)	**553.7**	536.3	17.4
Depreciation and amortization	**177.0**	131.0	46.0
Restructuring charges	**3.6**	—	3.6
Costs and operating expenses	**734.3**	667.3	67.0

The increase in costs and expenses in 2001, as compared with 2000, is directly related to network expansion and to the rapid growth of the subscriber base. However, the retail cost of acquisition per subscriber, which consists of a handset subsidy and related selling and marketing expenses, decreased by 17% in 2001, to $321, compared with $388 in 2000. The decrease in the retail cost of acquisition per subscriber is mainly attributable to the lower cost of handsets negotiated by the Company and to the improved per-unit selling and marketing expenses brought about by economies of scale from the Company's rapid subscriber growth.

The cost of products and services increased to $326.7 million in 2001, compared with $304.5 million in 2000. This increase is the result of an increase of $6.6 million in equipment costs mainly due to the higher volume of handsets sold, partially offset by their lower per-unit cost; an increase of $8.8 million in network operating costs due to higher contribution revenue charges paid to the Canadian Radio-television and Telecommunications Commission, partially offset by lower site-related expenses; and, an increase of $6.8 million in customer care and training costs. The increased cost of products and services is consistent with the Company's network enhancement activities, as well as the expansion of its subscriber base.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Lower selling and marketing costs reflects cost control over advertising and promotion expenses in a highly competitive wireless environment. The number of points of sale increased by 36% to 5,268 as of December 31, 2001, compared with 3,870 as of December 31, 2000.

The increase of $2.2 million in general and administrative expenses was mainly due to higher subscriber-related expenses and higher capital tax, partially offset by lower salaries and benefits. As of December 31, 2001, the number of employees within the PCS business was 2,302 (expressed in full-time equivalent), compared with 2,495 as of December 31, 2000.

Depreciation and amortization increased to $177.0 million in 2001 compared with $131.0 million in 2000, due to the increase in capital assets as a result of network expansion since December 31, 2000.

In 2001, the Company laid off a number of employees in its PCS business segment to adjust its work force to the requirements of its 2002-2003 operating plan. The restructuring charges of $3.6 million relate primarily to severance payments.

OTHER PCS REVENUES AND EXPENSES (in millions of dollars)

Years ended December 31,	2001 $	2000 $ (Restated)	Variance $
Interest income	**6.4**	20.3	(13.9)
Interest expense	**215.8**	185.5	30.3
Financing charges	**8.3**	8.7	(0.4)
Foreign exchange loss	**54.5**	28.0	26.5

The decrease in interest income in 2001 compared with 2000 was due to lower cash and short-term investments on-hand during the first three quarters of 2001 compared with the same periods in 2000.

The increase in interest expense was due to the draw-downs in 2001 on the Senior Secured Revolving Credit Loan and was consistent with the accretion of interest on the Senior Discount Notes due 2006, 2007 and 2009.

The increase in foreign exchange loss was due to the deterioration of the exchange rate of the Canadian dollar relative to the U.S. dollar.

WIRELESS INTERNET BUSINESS

Through its Wireless Internet operations, the Company provides (through Microcell i5) new mobile Internet services to PCS subscribers, and plans to build (through Inukshuk) a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. In 2001, the Company acquired for $150,000,000 the 50% share in Inukshuk owned by Look, a company controlled by a major shareholder of Microcell. This brought the Company's total ownership interest in Inukshuk to 100%. The main asset in Inukshuk is a license for spectrum in the 2500 MHz range from Industry Canada (the "MCS Licenses") with a term to March 31, 2011. The MCS Licenses contain conditions that the Company must meet to ensure renewal past March 2011. The MCS Licenses will be used to build a high-speed Internet Protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada. The estimated deferred tax liabilities related to the MCS Licenses, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses.

SELECTED FINANCIAL INFORMATION (in millions of dollars)

Years ended December 31,	**2001**	2000	Variance
	$	$	$
Revenues	**12.2**	9.3	2.9
Costs and operating expenses			
(excluding restructuring charges and depreciation and amortization)	**20.3**	6.8	13.5
Operating income (loss) before restructuring charges and depreciation and amortization	**(8.1)**	2.5	(10.6)
Depreciation and amortization	**2.1**	—	2.1
Restructuring charges	**1.6**	—	1.6
Operating loss	**(11.8)**	2.5	(14.3)
Net income (loss) before intersegment eliminations	**(12.0)**	2.3	(14.3)
Net intersegment eliminations	**(8.1)**	(5.3)	2.8
Net loss	**(20.1)**	(3.0)	17.1

In 2001, revenues of $12.2 million increased by $2.9 million following the sale to Solutions of licenses for the use of wireless Internet services developed by Microcell i5. Costs and operating expenses before restructuring charges, depreciation and amortization, increased to $20.3 million in 2001, compared with $6.9 million in 2000. This increase was mainly due to the fact that the Wireless Internet segment, through Microcell i5, was in operation for the full year in 2001 compared to 2000 when it only commenced operations during the year.

In 2001, the Company started to depreciate and amortize its capital assets in the Wireless Internet business segment, excluding Inukshuk's MCS Licenses, and, as a result, recorded $2.1 million of depreciation and amortization. During the year, the Company laid off a number of employees in its Wireless Internet business segment to adjust its work force to the requirements of its 2002-2003 operating plan. The restructuring charges of $1.6 million relate primarily to severance payments.

INVESTMENTS BUSINESS

The Investments business segment consists mainly of different investments or projects relating to the wireless or high-technology industry.

SELECTED FINANCIAL INFORMATION (in millions of dollars)

Years ended December 31,	**2001**	2000	Variance
	$	$	$
Revenues	**0.2**	0.2	—
Costs and operating expenses	**3.3**	3.9	(0.6)
Operating loss	**3.1**	3.7	(0.6)
Net gain on disposal of investments	**—**	286.0	(286.0)
Loss in value of investments and marketable securities	**32.5**	248.3	(215.8)
Share of net income (net loss) in investees	**(5.3)**	20.6	(25.9)
Income tax benefit	**4.0**	117.0	(113.0)
Net income (loss) before intersegment eliminations	**(35.8)**	173.5	(209.3)
Net intersegment eliminations	**3.1**	3.0	0.1
Net income (loss)	**(32.7)**	176.5	(209.2)

Operating loss at $3.1 million in 2001 for the Investments business segment is comparable with $3.7 million in 2000. However, the Company posted a net loss of $32.7 million in 2001 compared with net income of $176.5 million in 2000. This variation was due mainly to the decline in market conditions for high-technology companies in 2001, which are the main component of the Company's portfolio, compared with the effervescence of the market in 2000. In fact, a net gain of $286.0 million was realized in 2000 due mainly to the Company's sale of both its directly and indirectly held investments in Saraide to InfoSpace Inc. ("InfoSpace"). Under the terms of the agreement, InfoSpace merged Saraide with its own wireless services business and created Saraide, Inc., a new subsidiary of InfoSpace. In exchange for its total ownership of Saraide, the Company received 2,281,326 InfoSpace shares and a direct ownership interest of approximately 4.3% in the new company created, Saraide, Inc. The corresponding deferred tax liabilities of $108.7 million were recorded at the time of the transaction and, with respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108.7 million, which resulted in an income tax benefit, was also recognized.

The loss in value of investments and marketable securities decreased by $215.8 million in 2001 compared with the previous year. This was due mainly to the lower level of InfoSpace shares held in 2001 following the sale of 961,894 shares in 2000 and 911,767 shares early in 2001, and to the fact that the major part of the decline in market conditions occurred in 2000. Also, the weighted-average market value of the 911,767 shares sold in 2001 was guaranteed at US$50.72 under a put and call option agreement entered into by the Company to manage the risk associated with fluctuations in the market value of the underlying shares, which reduced the effect of the loss in value of those shares.

Finally, the Company recorded in 2001 a share of net loss in its equity investments, which amounted to $5.3 million compared with a share of net income of $20.6 million in 2000 due to the general decline in market conditions of high-technology companies.

LIQUIDITY AND CAPITAL RESOURCES

REPORTED RESULTS (in millions of dollars)

Years ended December 31,	**2001**	2000	1999
	$	$	$
Cash used in operating activities	**(122.3)**	(105.7)	(230.3)
Cash used in investing activities	**(383.9)**	(329.6)	(176.7)
Cash provided by financing activities	**437.8**	396.8	450.1

As of December 31, 2001, the Company had $19.0 million in cash and cash equivalents, $159.5 million in short-term investments and marketable securities, and available financing of $270.8 million in Senior Secured Revolving Credit Loans for total availability of $449.3 million. This compared with total availability of $554.9 million at the end of 2000.

In comparison with December 31, 2000, accounts receivable increased by $17.3 million, mainly due to a higher postpaid subscriber base and higher postpaid ARPU; inventories decreased by $17.5 million due to a lower volume of handsets on-hand following efforts to reduce the inventory levels in 2001; and prepaid expenses and other current assets decreased by $6.9 million, mainly due to the collection of volume rebates receivable from equipment manufacturers before year-end, partially offset by higher prepaid PCS License fees paid to Industry Canada during the year. Capital assets increased by $325.0 million due to the accounting of Inukshuk's MCS Licenses in the amount of $220.9 million and to cash investments in the PCS network, net of increased depreciation expense. The decrease in long-term investments of $44.0 million was due mainly to the devaluation of the 4.3% equity participation in Saraide, Inc. in the amount of $17.9 million, and to the reclassification, following the closing of a transaction, of a $20.0 million deposit made with respect to the acquisition of the remaining 50% shares of Inukshuk to capital assets as the MCS Licenses. The increase in deferred charges and other of $17.2 million was due mainly to the derivative instruments used to hedge the Company's foreign exposure on the Senior Discount Notes due 2009 which increased following the deterioration, throughout the year, of the exchange rate of the Canadian dollar relative to the U.S. dollar. The decrease of $50.5 million in other accounts payable and accrued liabilities was attributable mainly to the lower level of activity (capital and operating expenditures) at the end of 2001, compared with an active fourth quarter the preceding year, especially on the network deployment side. The increase of $222.9 million in long-term debt (including the current portion) was due to accreted interest of $158.2 million and to an exchange rate deterioration of $64.7 million. Higher deferred tax liability of $68.9 million was due mainly to the accounting treatment of Inukshuk's MCS Licenses, which created a future tax liability. Higher share capital of $439.3 million pertains to the issuance of 174,696,663 Class B Non-Voting Shares during the year following a public offering in January and rights issue and the issuance of private placements in December.

The Company used $122.3 million of cash in operating activities for the year ended December 31, 2001, compared with $105.7 million during the same period in 2000, for an increase of $16.6 million. This difference resulted primarily from an increase of $83.3 million in cash used in operating assets and liabilities, an increase of $16.8 million in cash interest expense and other and a decrease of $13.8 million in interest income on short-term investments. These increases in cash used in operating activities were almost completely offset by a decrease in negative EBITDA of $97.3 million or 87%. With the fourth quarter of 2001, the Company posted its second consecutive positive quarterly EBITDA, reflecting increased revenue from a significantly larger subscriber base and declining costs from improved efficiencies in delivering network service, better control over non-subscriber acquisition-related expenses and reduced retail subscriber acquisition costs.

Cash used in investing activities was $383.9 million for the year ended December 31, 2001, compared with $329.6 million during the same period in 2000, for an increase of $54.3 million. This increase was attributable mainly to higher additions to capital assets and deferred charges of $132.9 million mainly due to the final payment of $130 million made by the Company in 2001 to Look for its 50% interest in Inukshuk, as well as lower proceeds received from the sale of marketable securities in the amount of $14.3 million. These were partially offset by lower additions to both short-term investments and short-term investments - restricted of $59.5 million and to lower additions to long-term investments of $33.4 million.

During 2000, the Company announced its participation in a new fund, *Argo II—The Wireless Internet Fund Limited Partnership*, which provides equity to companies developing products and services that address the requirements of the converging Internet and mobile telecommunications industries. The Company has committed to invest, in the form of a subscription for units, US$10,000,000, of which US$4,500,000 (C$6,736,000) had been invested as of December 31, 2001.

Cash provided by financing activities was $437.8 million for the year ended December 31, 2001, compared with $396.8 million for 2000. The increase of $41.0 million was mainly attributable to the issuance of 60,496 Class A Non-Voting Shares and 174,696,663 Class B Non-Voting Shares in 2001 for net proceeds of $439.3 million compared with the issuance of 9,755,001 Class A Non-Voting Shares and 739,650 Class B Non-Voting Shares in 2000 for net proceeds of $396.9 million. During 2001, the Company made net draw-downs on the Senior Secured Revolving Credit Loans of $270.8 million and reimbursed the total amount during the same year.

ACCOUNTING DEVELOPMENTS

The Canadian Institute of Chartered Accountants (CICA) recently issued Section 1581, *Business Combinations*, which eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions will be effective for 2002. The CICA also issued Section 3062, *Goodwill and Other Intangible Assets*. This new Section eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. Section 3062 is effective for 2002. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standards No. 141 (SFAS) and SFAS 142.

In 2001, the CICA issued Section 3870, *Stock-based Compensation and Other Stock-based Payments*, which will be effective for the Company in the 2002 fiscal year. Under Section 3870, stock-based awards granted to non-employees must be accounted for using the fair value-based method. The new standard also requires that stock appreciation rights and awards of stock options that call for settlement in cash be accounted for in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant. Additionally, stock appreciation rights that call for settlement in stock must be accounted for either at fair value or in the same way as stock appreciation rights to be settled in cash. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements.

RISKS AND UNCERTAINTIES

CASH FLOW AND CAPITAL REQUIREMENTS

In order to deliver its 2002-2003 operating plan, the Company issued, in November 2001, rights to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares, which generated net proceeds of approximately $244.0 million. In addition to this rights issue, the issuance of 48,032,614 Class B Non-Voting Shares, by way of private placements, generated additional net proceeds of approximately $98.0 million. Although the Company's liquidity position is solid, it continues to experience PCS subscriber growth, which has created additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new PCS subscribers. The Company expects that, as it seeks further market penetration, it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new subscribers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions, and regulatory requirements.

As for the Wireless Internet business, the building of the MCS network will be carried out by Inukshuk and will require significant additional financing from external sources. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. The Company may lose its entire investment in Inukshuk.

As of December 31, 2001, the Company had cash and cash equivalents of $19,005,000, short-term investments and marketable securities of $159,524,000, and available financing of $270,800,000 in Senior Secured Revolving Credit Loans, for total availability of $449,329,000.

EXCHANGE RATE FLUCTUATIONS

As most of the Company's revenues are expected to be received in Canadian dollars, the Company is exposed to foreign exchange risk on repayments at maturity of the 1996 and 1999 Notes and their potential early redemption, and on Tranches B and E of the Senior Secured Term Loans denominated in U.S. dollars.

The Company has entered into a hedging arrangement with respect to the 1999 Notes and has purchased put and call options to hedge its foreign exchange exposure on the first two interest payments on the Senior Discount Notes due 2006. Although the Company may enter into transactions to hedge the exchange rate risk with respect to its other U.S. dollar-denominated debt and transactions, there can be no assurance that the Company will engage in such transactions or, if the Company decides to engage in any such transaction, that it will be successful and that changes in exchange rates will not have a material adverse effect on the Company's ability to make payments in respect of its U.S. dollar-denominated debt. Such transactions may require that the Company provide cash or other collateral to secure its obligations. As of December 31, 2001, borrowings of approximately C$966 million were in U.S. dollars and unhedged. A C$0.01 variation in exchange rates affects the Company's foreign exchange loss or gain by approximately $6.1 million.

For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, the Company's reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

INTEREST RATE FLUCTUATIONS

As of December 31, 2001, a portion of the variable-rate debt drawn amounting to $285.3 million was swapped from floating to fixed interest rates or to within a fixed range of variable rates. Only the Senior Secured Revolving Credit Loan of $270.8 million and $219.1 million of Term Loans (Tranche E) remain at a floating interest rate and, as of year-end 2001, none of the Revolving Credit Loan was drawn. In addition to the Tranche E already drawn, if the Revolving Credit Loan remains at a floating interest rate and is fully drawn, a one percentage point change in interest rates could affect the Company's cash flow by approximately $4.9 million.

FUTURE OUTLOOK

A variety of factors will affect the Company's future growth and operating results, including: the strength of demand for wireless services; the extent of competition in the wireless market in Canada; the usage and revenue generated from postpaid and prepaid subscribers; the churn rate; the Company's ability to control marketing and network service costs; regulatory developments; the adoption rate of new data and wireless Internet-based services; and, advances in telecommunications technology.

The market penetration of wireless telephony in Canada continues to grow at a rapid pace. Given Canada's relatively low current penetration level compared with that in other countries, the Company believes there is more growth potential in Canada than in most other markets. The Canadian industry ended 2001 with a wireless penetration rate of 34%, compared with 46% in the United States. This differential should lead to better growth in Canada in the medium term, as the market here has farther to go before reaching maturity. This could occur at penetration rates of approximately 65% to 75% as seen in several European markets. By the end of 2002, Canadian wireless penetration should reach 40%, representing approximately 13 million wireless users. With higher-speed non-voice services and Web-enabled applications on the horizon, penetration levels should exceed 50% in the next few years. From a market growth perspective, the combination of packetized data networks and next-generation terminal devices should be a very potent one commercially, marking the next phase in mobile wireless telephony in Canada. The Company considers that it is well-poised to capture a healthy portion of this market growth given a four-player wireless industry, a broad selection of options, features and handsets, the strength of its Fido brand, competitive pricing, the superior value of its enhanced digital network, and the quality of its support services.

Operationally, the Company believes it is well-positioned to seize the opportunities that the integration of voice, data, Internet and wireless communications is creating because of its GSM technology. The deployment of GPRS, completed in April 2001, was the lowest cost transition to next-generation technology in the wireless telephony market and should be instrumental in the Company's ability to introduce new data products and services ahead of the competition. As a result, the Company has begun to identify a number of market-specific mobile data applications. These include wirelessly enabled vertical applications such as sales force automation, field service and fleet management applications, as well as consumer gaming and other interactive services. In an effort to accelerate the development and commercialization of such mobile data applications, last year, Microcell spearheaded the launch of a unique initiative, called Project Rainbow. This initiative brings together a broad group of enabling organizations, such as system integrators, network access device and content suppliers, platform and toolkit developers, multimedia technology providers, applications developers and domain specialists, to develop and deliver these applications quickly and cost effectively. Microcell is in a unique position within the Canadian wireless industry to facilitate this business approach because of the open architecture of its national GSM network.

The Company's business plan for 2002 focuses on its core PCS operations, while keeping the allocation of resources outside Microcell PCS to a minimum, unless these activities can be self-financed. As the wireless market matures, the PCS division will focus not only on sustaining growth in the voice market, but also on developing new revenue streams in the emerging high-speed data market, leveraging its customer segmentation strategy. Although the Company's objective is to capture a fair share of the new wireless growth, it will not do so at any cost. Rather, management intends to manage subscriber growth responsibly by balancing the cost of competition against the goals of maintaining positive EBITDA on a sustainable basis and improving its postpaid market share.

Until recently, the Company's marketing activities were focused almost exclusively on retail customers within either the consumer or business market segments. However, with ongoing network enhancements, coverage has expanded, signal strength has improved and, most importantly, high-speed data connectivity to the Internet and corporate intranets has been enabled through the implementation of GPRS. This should provide the Company with the opportunity to offer commercial high-speed data services to early adopters. The Company expects increasing penetration of data-related value-added services beginning later this year once a larger variety of new GPRS-enabled devices is commercially available.

In order to optimize its high-speed data advantage, the Company restructured its internal marketing organization by dividing responsibilities along channel lines. The Company is developing strategic distribution alliances with the top value-added resellers, system integrators and original equipment manufacturers operating in the Canadian marketplace in order to establish a broader presence. This should allow the leveraging of the knowledge and expertise of these partners, as well as their credibility and brand awareness in the data market.

Microcell is focused on achieving solid revenue and EBITDA growth in 2002, facilitated by a continuing emphasis on postpaid subscriber acquisition and cost control. Although the primary focus is still very much on the voice business because of the growth potential that exists, it will begin to specifically address the data business with GPRS in 2002. This should help to provide new revenue streams beginning later in 2002. The Company's goal is to capture a fair share of the market segments being targeted (above 20% in areas where Fido Service is offered). It expects to add approximately 300,000 new retail net subscribers in 2002. Subscriber retention is also becoming a priority now that the Company's subscriber base has reached critical mass, so it will be devoting more resources to lifecycle initiatives and subscriber process redesign. With respect to expenses, improving cost control practices and further network scale efficiencies should help to further improve EBITDA in 2002. The Company expects to generate approximately $100 million from PCS operations this year, which represents EBITDA margins in the range of 10% to 15%. Cash investment related to non-PCS operations, such as Microcell i5 and Inukshuk, should be in the vicinity of $10 million to $15 million, considerably lower than in 2001. This decreased spending reflects the Company's business plan guideline to keep the allocation of resources outside Microcell PCS to a minimum, unless these operations can be independently financed.

Going forward, the Company will also adjust its network capacity to meet its subscriber base requirements, within current service level parameters. The Company's digital PCS coverage is comparable to that of its competitors, especially in the major Canadian markets, and this is complemented by analog roaming, which effectively extends coverage to 94% of the Canadian population. The Company estimates that it will make capital expenditures of approximately $300 to $350 million over the next two years, mostly related to increasing capacity to support subscriber growth and improving signal strength in the markets already being served.

The Company is starting 2002 in a solid financial position, having raised gross proceeds of $351 million of equity at the end of 2001 and obtained a $100 million bank financing early in 2002. Proceeds from various equity and bank-related financing initiatives effectively increased the company's cash availability to approximately $550 million on a pro forma basis as at the end of 2001. These funds will be used to finance retail subscriber growth, capacity expansion, network signal improvements, debt service obligations on the Company's outstanding bank and high-yield debt, and for general corporate purposes of the PCS business.

AUDITORS' REPORT

To the Shareholders of

Microcell Telecommunications Inc.

We have audited the consolidated balance sheets of **Microcell Telecommunications Inc.** as at December 31, 2001 and 2000, and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

The Company has changed its method of accounting for foreign exchange gains and losses and earnings per share as described in *note 3*.

Montréal, Canada

February 1, 2002

Ernst & Young LLP

Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31 *(In thousands of Canadian dollars)*

	2001 $	2000 $ (Restated *note 3*)
ASSETS *(note 10)*		
Current assets		
Cash and cash equivalents	**19,005**	87,378
Short-term investments and marketable securities *(note 4)*	**159,524**	75,957
Short-term investments – restricted *(note 16)*	**—**	120,710
Receivables *(note 5)*	**85,973**	68,684
Receivables from related companies	**489**	—
Inventories	**19,897**	37,442
Other current assets	**40,604**	47,551
Total current assets	**325,492**	437,722
Capital assets *(note 6)*	**987,447**	662,411
Long-term investments *(note 7)*	**34,983**	78,958
Deferred charges and other *(note 8)*	**47,337**	30,135
	1,395,259	1,209,226
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	**445**	2,575
Other *(note 9)*	**106,334**	156,788
Deferred revenues	**38,115**	32,136
Current portion of long-term debt *(note 10)*	**16,523**	—
Total current liabilities	**161,417**	191,499
Long-term debt *(note 10)*	**1,887,048**	1,680,699
Deferred tax liabilities *(note 15)*	**73,519**	4,589
	2,121,984	1,876,787
Shareholders' deficiency		
Share capital *(note 11)*	**1,167,371**	728,050
Warrants *(note 11)*	**2,077**	2,077
Deficit	**(1,896,173)**	(1,397,688)
	(726,725)	(667,561)
	1,395,259	1,209,226

Commitments *(notes 7, 16 and 20)*

See accompanying notes.

On behalf of the Board:

André Tremblay
Director, President and Chief Executive Officer

Jacques Leduc
Chief Financial Officer and Treasurer

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31 *(In thousands of Canadian dollars, except for per-share data)*

	2001 $	2000 $	1999 $
		(Restated *note 3*)	(Restated *note 3*)
Revenues			
Services	**514,852**	377,929	231,678
Equipment sales	**45,985**	50,884	39,711
	560,837	428,813	271,389
Costs and expenses *(note 13)*			
Cost of products and services	**336,753**	306,391	239,391
Selling and marketing	**134,985**	141,876	119,175
General and administrative	**98,902**	92,878	75,805
Depreciation and amortization	**177,990**	131,304	107,444
	748,630	672,449	541,815
Operating loss before restructuring charges	**187,793**	243,636	270,426
Restructuring charges *(note 14)*	**5,226**	—	—
Operating loss	**193,019**	243,636	270,426
Interest income	**(6,553)**	(20,341)	(8,615)
Interest expense	**215,888**	185,471	147,503
Financing charges	**8,349**	8,742	7,575
Foreign exchange loss (gain)	**51,129**	24,638	(31,845)
Net gain on disposal of investments *(note 7)*	**—**	(285,967)	—
Loss in value of investments, marketable securities and other assets *(note 7)*	**33,093**	248,336	—
Share of net loss (net income) in investees *(note 7)*	**5,282**	(20,573)	8,269
Loss before income taxes	**500,207**	383,942	393,313
Income tax provision (benefit) *(note 15)*	**(1,722)**	(115,515)	324
Net loss	**498,485**	268,427	393,637
Deficit, beginning of year	**1,397,688**	1,129,261	699,331
Cumulative effect of a change in an accounting policy *(note 3)*	**—**	—	36,293
Deficit, end of year	**1,896,173**	1,397,688	1,129,261
Basic and diluted loss per share *(note 12)*	**4.56**	2.79	4.78

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 *(In thousands of Canadian dollars)*

	2001 $	2000 $ (Restated *note 3*)	1999 $ (Restated *note 3*)
OPERATING ACTIVITIES			
Net loss	**(498,485)**	(268,427)	(393,637)
Adjustments to reconcile net loss to cash used in operating activities			
Depreciation and amortization	**177,990**	131,304	107,444
Accreted interest on long-term debt	**158,194**	142,812	114,761
Financing charges	**7,674**	7,341	6,075
Foreign exchange loss (gain)	**50,281**	25,449	(32,010)
Deferred income taxes	**(3,966)**	(116,968)	—
Net gain on disposal of investments	**—**	(285,967)	—
Loss in value of investments, marketable securities and other assets	**33,079**	248,336	—
Share of net loss (net income) in investees	**5,282**	(20,573)	8,269
	(69,951)	(136,693)	(189,098)
Changes in operating assets and liabilities			
Increase in trade receivables	**(27,234)**	(15,560)	(12,895)
Decrease (increase) in interest receivable	**2,771**	(1,067)	(2,380)
Decrease (increase) in taxes receivable	**6,005**	(1,970)	1,074
Increase in receivables from related companies	**(489)**	—	—
Decrease (increase) in inventories	**17,545**	(11,868)	(1,570)
Decrease (increase) in other current assets	**4,409**	(9,185)	(13,911)
Increase (decrease) in accounts payable and accrued liabilities	**(61,289)**	52,837	(18,298)
Increase (decrease) in deferred revenues	**5,979**	17,774	6,760
	(52,303)	30,961	(41,220)
Cash used in operating activities	**(122,254)**	(105,732)	(230,318)
INVESTING ACTIVITIES			
Reduction of (additions to) short-term investments	**(157,985)**	23,919	(22,837)
Reduction of (additions to) short-term investments – restricted	**120,710**	(120,710)	—
Proceeds from sale of marketable securities	**72,804**	87,128	—
Additions to capital assets	**(407,395)**	(277,191)	(133,572)
Additions to license and deferred charges	**(9,488)**	(6,756)	(97)
Additions to long-term investments	**(2,535)**	(35,965)	(20,188)
Cash used in investing activities	**(383,889)**	(329,575)	(176,694)
FINANCING ACTIVITIES			
Issuance of shares	**450,755**	402,426	581
Share issuance costs	**(11,434)**	(5,523)	—
Increase in long-term debt	**270,813**	67	505,507
Repayment of long-term debt	**(270,809)**	(92)	(50,490)
Financing costs	**(1,555)**	(125)	(5,546)
Cash provided by financing activities	**437,770**	396,753	450,052
Decrease in cash and cash equivalents for the year	**(68,373)**	(38,554)	43,040
Cash and cash equivalents, beginning of year	**87,378**	125,932	82,892
Cash and cash equivalents, end of year	**19,005**	87,378	125,932
ADDITIONAL INFORMATION			
Interest paid	**49,933**	43,863	36,655
Income taxes paid	**2,249**	1,289	1,013

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

(All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

1. DESCRIPTION OF BUSINESS

Microcell Telecommunications Inc. ("Microcell") was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of wireless communications through six wholly owned subsidiaries (collectively, the "Company") which are: Microcell Capital II Inc., Microcell Connexions Inc., Microcell i5 Inc., Microcell Labs Inc., Microcell Solutions Inc., and Inukshuk Internet Inc. ("Inukshuk").

The Company carries on its operations through three strategic business segments: Personal Communications Services ("PCS"), Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations (the "PCS License") awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the license are identical to those established for the first license in April 1996. Under its Investments business segment, the Company invests in various wireless or high-technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant. Finally, under its Wireless Internet business segment, the Company provides to its PCS customers new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ("MCS") technology in the 2500 MHz range. The building of the MCS network will be carried out by Inukshuk and will require significant additional financing from external sources. The Company's existing agreements with lenders impose certain limitations on the amount that it can invest in Inukshuk. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. The Company may lose its entire investment in Inukshuk.

The Company continues to experience PCS subscriber growth, which has created additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new PCS customers. The Company expects that, as it seeks further market penetration, it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. As of December 31, 2001, the Company had cash and cash equivalents of $19,005,000, short-term investments and marketable securities of $159,524,000, and available financing of $270,800,000 in Senior Secured Revolving Credit Loans, for total availability of $449,329,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States and to the accounting principles and practices required by the United States Securities and Exchange Commission ("SEC") is shown in *note 19*.

USE OF ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LONG-TERM INVESTMENTS

i. Consolidation

The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures in which the Company participates.

ii. Other

The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

Revenue recognition

Monthly access charges are billed in advance and recognized when the services are provided. Airtime is recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within costs of products and services expenses.

Cash equivalents

Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

Short-term investments

Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value.

Marketable securities

Marketable securities are recorded at the lower of cost and fair market value except for put and call options entered into to manage exposure to market fluctuations (the "Collars") which are recorded at their intrinsic value.

Inventories

Inventories consist of handsets, Subscriber Identity Module ("SIM") cards and accessories held for resale, and are stated at the lower of cost (on a first-in, first-out basis) and replacement cost.

Capital assets

Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are in service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network—Switches	10 years
PCS network—Base stations	5 years
Computer hardware and software	3 years
Application hardware and software	5 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

Licenses

The PCS License includes certain development costs and all costs related to obtaining the PCS License. The PCS License is amortized on a straight-line basis over 25 years from the date of launch. No amortization has been recorded on the MCS Licenses acquired upon the acquisition of Inukshuk, since commercial operations have not yet been launched *(see note 6)*.

The annual licensing fees are charged to expense as incurred.

Derivative instruments

The Company is party to interest-rate swap contracts used to reduce its interest rate risks. The interest expense on these contracts is based on the agreements' fixed rates. The Company is also party to cross-currency swap contracts to hedge its foreign exchange exposure on the Senior Discount Notes due 2009 and to put and call options to hedge its foreign exchange exposure on the first two interest payments on the Senior Discount Note due 2006. Gains and losses on these contracts are unrecognized until realized, and are then charged to income on a basis that corresponds with changes in the related hedged item.

Financing costs

The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

Stock option plans

The Company has stock option plans, which are described in *note 11*. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be settled or realized. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized.

Foreign currency

The Company's currency of measurement (functional currency) is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Common Shares, Class A Non-Voting Shares, Class B Non-Voting Shares and the total number of initial warrants exercisable for little or no cash consideration outstanding at the end of the period, as if the warrants had been converted at the beginning of the period.

As outlined in *note 12*, the number of shares used in calculating both basic and diluted earnings (loss) per share was adjusted retroactively as a result of the rights offering completed in 2001.

Recent developments

The Canadian Institute of Chartered Accountants (CICA) recently issued Section 1581, *Business Combinations*, which eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions will be effective for 2002. The CICA also issued Section 3062, *Goodwill and Other Intangible Assets*. This new Section eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. Section 3062 is effective for 2002. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standards No. 141 (SFAS) and SFAS 142.

In 2001, the CICA issued Section 3870, *Stock-based Compensation and Other Stock-based Payments*, which will be effective for the Company in the 2002 fiscal year. Under Section 3870, stock-based awards granted to non-employees must be accounted for using the fair value-based method. The new standard also requires that stock appreciation rights and awards of stock options that call for settlement in cash be accounted for in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant. Additionally, stock appreciation rights that call for settlement in stock must be accounted for either at fair value or in the same way as stock appreciation rights to be settled in cash. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements.

3. CHANGE IN CANADIAN ACCOUNTING POLICIES

Effective January 1, 2001, the Company changed its method of determining the earnings (loss) per share with the adoption of Section 3500, Earnings per Share, of the Canadian Institute of Chartered Accountants' Handbook. Both basic and diluted earnings (loss) per share are now calculated using the treasury stock method as opposed to the imputed interest method, as required under the previous recommendations. The adoption of these recommendations had no effect on the basic and diluted loss per share previously presented.

In addition, the Company has retroactively adopted the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16,584,000, deficit increased by $16,584,000, and loss per share increased by $0.01. For 2000, total assets decreased by $15,331,000, deficit increased by $15,331,000, and loss per share increased by $0.19 (including the effect of the rights issue as discussed in *note 12*). For 1999, loss per share decreased by $0.47 (including the effect of the rights issue as discussed in *note 12*).

4. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

	2001	2000
	$	$
Short-term investments	**158,443**	458
Marketable securities	**1,081**	75,499
	159,524	75,957

Also included in marketable securities as of December 31, 2000 are Collars entered into by the Company to manage the risk associated with fluctuations in the market value of 911,767 shares of InfoSpace, Inc. ("InfoSpace"). The ceiling price of the Collars corresponded to 155% of the market value of the underlying shares at the agreement dates (call options [the "Call"] to the counterparty), and the floor price was equal to 80% of the market value of the underlying shares at the agreement dates (put options [the "Put"] to the Company). The weighted-average market value, at the agreement dates, of the InfoSpace shares under the Collars was US$63.40. The Company was thus exposed to market value fluctuations on the underlying shares when their market value was approximately in the range of US$50.72 to US$98.27.

The Collars were entered into with a large financial institution (the "Counterparty"). The Call options were collateralized by all of the shares covered by the Collars. An asset or liability was recorded by the Company to recognize the intrinsic value of the Collars if the fair market value of the InfoSpace shares was below the floor price or above the ceiling price. As of December 31, 2000, marketable securities included $57,338,000 relating to Put options. The fair value of the Collars was $55,970,710 and represented the amount the Company could receive from the Counterparty to terminate the agreements.

During 2001, pursuant to the Put, 911,767 InfoSpace shares were sold, and the Company reduced the value of the outstanding shares to their net estimated realizable value. Accordingly, non-cash charges of $5.1 million were recorded in 2001 ($225.7 million in 2000 and nil in 1999 [*see note 7*]).

5. RECEIVABLES

	2001	2000
	$	$
Trade receivables	**95,587**	62,907
Allowance for doubtful accounts	**(10,717)**	(4,116)
Interest receivable	**892**	3,663
Taxes receivable	**211**	6,230
	85,973	68,684

6. CAPITAL ASSETS

		2001		2000
	Cost	***Accumulated depreciation***	*Cost*	*Accumulated depreciation*
	$	**$**	$	$
PCS network				
Switches	**474,994**	**124,984**	367,321	81,124
Base stations	**572,820**	**302,989**	465,087	206,488
Computer hardware and software	**26,444**	**18,609**	22,498	14,387
Application hardware and software	**163,520**	**54,015**	113,820	31,628
Office furniture and equipment	**31,250**	**18,338**	27,285	13,414
Leasehold improvements	**24,055**	**10,100**	20,654	7,213
MCS Licenses	**223,399**	**—**	—	—
	1,516,482	**529,035**	1,016,665	354,254
Accumulated depreciation	**(529,035)**		(354,254)	
Net carrying value	**987,447**		662,411	

The PCS network includes both PCS network construction in progress, amounting to $10,867,000 in 2001 ($23,257,000 in 2000), and PCS network in service.

Acquisition of Inukshuk

On January 29, 2001, the Company acquired for $150,000,000 the 50% share in Inukshuk owned by Look Communications Inc., a company controlled by a major shareholder of Microcell. This brought the Company's total ownership interest in Inukshuk to 100%. The only asset in Inukshuk is a License for spectrum in the 2500 MHz range from Industry Canada (the "MCS Licenses") that will be used to build a high-speed Internet Protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada.

The estimated deferred tax liabilities related to the MCS Licenses, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses.

7. LONG-TERM INVESTMENTS

	2001 $	2000 $
Long-term investments, at equity	**24,051**	30,726
Long-term investments, at cost	**10,932**	28,232
Deposit on investment	—	20,000
	34,983	78,958

The Company, through Microcell Capital II Inc., has long-term investments accounted for at equity and at cost. Microcell Capital II Inc. has committed to invest US$10,000,000 in *Argo II—The Wireless Internet Fund Limited Partnership*, in the form of a subscription for units, of which US$4,500,000 (C$6,736,000) has already been paid as of December 31, 2001 (US$3,500,000 [C$5,199,000] as of December 31, 2000).

During 2000, the Company sold its equity investment in saraide.com inc. ("Saraide") to InfoSpace and received in exchange 2,281,326 InfoSpace shares (stock-split adjusted) and an interest of 4.3% in the new company created by InfoSpace following this transaction ("Saraide, Inc.", recorded for at-cost by the Company). The resulting gain of $291.9 million, net of income taxes, and the corresponding deferred tax liabilities of $108.7 million, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108.7 million was also recognized. Following this transaction, 961,894 InfoSpace shares were sold in 2000, at an average price of US$61.19, resulting in a loss on disposal of $6.8 million.

In light of management estimates and based on the decline in market conditions for high-technology companies during 2000 and 2001, the Company reduced the value of certain investments to their net estimated realizable value. Accordingly, non-cash charges of $26.1 million were recorded in 2001 ($22.6 million in 2000 and nil in 1999). In addition, the Company recorded its share of net income (net loss) in its equity investments, resulting in a net loss of $5.3 million in 2001 and net income of $20.6 million in 2000 (nil in 1999).

8. DEFERRED CHARGES AND OTHER

	2001 $	2000 $ (Restated *note 3*)
Derivative instruments	**25,029**	5,351
Deferred financing costs	**8,300**	14,419
Licenses	**3,962**	3,996
Other	**10,046**	6,369
	47,337	30,135

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001 $	2000 $
Accounts payable – trade	**29,993**	69,930
Accounts payable – capital assets	**11,264**	50,578
Wages and benefits	**26,919**	19,640
Provisions and others	**38,158**	16,640
	106,334	156,788

10. LONG-TERM DEBT

	2001	2000
	$	$
Senior Secured Loans	**504,403**	486,818
Series B Senior Discount Notes due 2006, interest payable semi-annually beginning June 1, 2002	**665,747**	537,240
Series A and B Senior Discount Notes due 2007, interest payable semi-annually beginning April 15, 2003	**385,383**	345,838
Series B Senior Discount Notes due 2009, interest payable semi-annually beginning December 1, 2004	**321,364**	269,260
Other	**26,674**	41,543
	1,903,571	1,680,699
Less current portion	**(16,523)**	—
	1,887,048	1,680,699

The minimum payments of long-term debt for the next five years are as follows: $16,523,000 in 2002; $52,090,000 in 2003; $66,575,000 in 2004; $79,325,000 in 2005; and $955,638,000 in 2006.

Senior Secured Loans

The Senior Secured Loans, in the aggregate amount of $750,000,000, are divided into Senior Secured Revolving Credit Loans and Senior Secured Term Loans as follows:

i. Senior Secured Revolving Credit Loans

Revolving Credit Loans of up to $270,800,000, bearing interest at the prime rate plus 1.5% or Bankers' Acceptance rate plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. A commitment fee computed at the rate of 0.5% per annum on the aggregate undrawn amount of the Revolving Credit Loans is payable on a quarterly basis. At December 31, 2001 and 2000, no amount was drawn.

ii. Senior Secured Term Loans

Tranche A

Term Loan of $151,200,000, bearing interest at the prime rate plus 1.5% or Bankers' Acceptance rate plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped to a fixed rate of 5.65% on $75,600,000 of the principal outstanding until December 2005. On the remaining balance of $75,600,000, the Company has swapped the floating interest to a fixed range of rates (4.83% to 5.93%).

Tranche B

Term Loan of US$50,923,411 (C$81,110,809), bearing interest at the U.S. base rate plus 2% or the U.S. LIBOR rate plus 3%, payable in quarterly installments starting in June 2002 and maturing in March 2006. The floating interest rate was swapped on the full amount to a fixed rate of 5.87% to March 1, 2006.

Tranche C

Term Loan of $18,800,000 bearing interest at the prime rate plus 1.5% or Eurocanadian plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.6% to December 30, 2005.

Tranche D

Term Loan of $34,200,000, bearing interest at the prime rate plus 1.5% or Eurocanadian plus 2.5%, payable in quarterly installments starting in September 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.63% to December 30, 2005.

Tranche E

Term Loan of US$137,551,000 (C$219,092,160), bearing interest at the U.S. base rate plus 2.25% or the U.S. LIBOR rate plus 3.25%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

As of December 31, 2001 and 2000, the full amounts were drawn on all Tranches of the Senior Secured Term Loans. Reimbursements of Tranches A, B, C, D and E up to 2006 are as follows:

	Tranches				
	A	*B*	*C*	*D*	*E*
	% of principal amount	*Equivalent to C$*	*% of principal amount*	*% of principal amount*	*Equivalent to C$*
2002	7.5%	563	7.5%	5.0%	1,500
2003	25.0%	750	25.0%	20.0%	2,000
2004	30.0%	750	30.0%	37.5%	2,000
2005	37.5%	750	37.5%	37.5%	2,000
2006	—	Balance outstanding	—	—	Balance outstanding

The interest rate on the Senior Secured Revolving Credit Loans and Senior Secured Term Loans may be reduced if certain leverage ratios are met. The Senior Secured Loans are collateralized by debentures of $1,000,000,000, issued by Microcell Telecommunications Inc., Microcell Solutions Inc., and Microcell Connexions Inc. under trust deeds. The debentures are collateralized by a first ranking security interest in all property and assets of these companies.

As of December 31, 2001 and 2000, the interest and foreign exchange rates were as follows:

	2001	2000
	%	%
Prime rate	**4.00**	7.50
Bankers' Acceptance rate	**2.07**	5.72
U.S. base rate	**4.75**	9.50
U.S. LIBOR rate	**1.88**	6.40
Eurocanadian rate	**2.10**	5.72
Closing exchange rate in U.S. dollars per C$1.00	**0.6278**	0.6669

Series B Senior Discount Notes due 2006

The unsecured Senior Discount Notes due 2006 consist of 417,973 Units, each Unit consisting of US$1,000 at maturity, 14% Series B Senior Discount Notes due on June 1, 2006 and four initial warrants each to purchase 2.1899 Class B Non-Voting Shares for gross proceeds of $273,321,000 (US$200,000,081).

The Company entered into a put and call option agreement to manage its exposure to foreign exchange rate fluctuations on the first two interest payments of the Senior Discount Notes due 2006. The terms and duration of the agreement correspond to those of the first two interest payments of the Senior Discount Notes due 2006.

Series A and Series B Senior Discount Notes due 2007

The unsecured Senior Discount Notes due 2007 consist of $429,443,000, 11 1/8% Series A and B Senior Discount Notes due on October 15, 2007, for gross proceeds of $250,000,000.

Series B Senior Discount Notes due 2009

The unsecured Senior Discount Notes due 2009 consist of US$270,000,000, 12% Series B Senior Discount Notes due on June 1, 2009, for gross proceeds of $221,196,000 (US$150,473,700).

The Company entered into a cross-currency swap agreement to manage its exposure to foreign exchange rate fluctuations on the principal at a rate of 1.47. The duration of the cross-currency swap corresponds to that of the Senior Discount Notes due 2009. The cross-currency swap agreement is secured by the debentures issued to secure the Senior Secured Loans.

Interest and redemption rights

The Senior Discount Notes were sold at a substantial discount from their principal amount, and cash interest started to accrue on December 1, 2001 for the Senior Discount Notes due in 2006, and will begin to accrue on October 15, 2002 for the Senior Discount Notes due in 2007, and on June 1, 2004 for the Senior Discount Notes due in 2009.

On or after specific dates, the Company may redeem the Senior Discount Notes, in whole or in part, at any time, at the following redemption prices (expressed as percentages of principal amounts at maturity) plus accrued and unpaid cash interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on the redemption starting date of each year set forth in the following table:

Senior Discount Notes Due	*2006*	*2007*	*2009*
Redemption Starting Date	*December 1*	*October 15*	*June 1*
	%	%	%
2001	107.000	—	—
2002	104.667	105.562	—
2003	102.333	102.781	—
2004	100.000	100.000	108.000
2005	100.000	100.000	107.000
2006	100.000	100.000	106.000
2007	—	100.000	105.000
2008 and 2009	—	—	100.000

Covenants

Under the long-term debt agreements discussed above, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios, EBITDA levels, as defined, and subscriber and revenue levels. As of December 31, 2001 and 2000, the Company was in compliance with these covenants.

11. SHARE CAPITAL

Authorized

Unlimited number of Common Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Class A Non-Voting Share, if necessary, to comply with the restrictions on non-Canadian ownership and control.

Unlimited number of participating Class A Non-Voting Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Common Share, to the extent that the Company does not cease to comply with the restrictions on non-Canadian ownership and control as a result.

Unlimited number of participating Class B Non-Voting Shares.

Unlimited number of Non-Voting First Preferred Shares issuable in one or more series.

ISSUED AND PAID

	Common Shares		*Class A Non-Voting Shares*		*Class B Non-Voting Shares*		*Total*
	Number	*$*	*Number*	*$*	*Number*	*$*	*$*
Balance as of December 31, 1998	33,020,071	88,340	—	—	19,878,060	224,814	313,154
Issued	—	—	69,427	435	10,965	146	581
Converted	(240,000)	(642)	(69,427)	(435)	309,427	1,077	—
Exercise of warrants	—	—	—	—	1,942,743	13,864	13,864
Balance as of December 31, 1999	32,780,071	87,698	—	—	22,141,195	239,901	327,599
Issued	—	—	9,755,001	395,066	242,043	1,837	396,903
Converted	(1,114,796)	(3,023)	(165,001)	(589)	1,279,797	3,612	—
Exercise of warrants	—	—	—	—	497,607	3,548	3,548
Balance as of December 31, 2000	31,665,275	84,675	9,590,000	394,477	24,160,642	248,898	728,050
Issued	—	—	60,496	191	174,696,663	439,130	439,321
Converted	(4,033,738)	(10,787)	(60,496)	(191)	4,094,234	10,978	—
Exercise of warrants	—	—	—	—	—	—	—
Balance as of December 31, 2001	**27,631,537**	**73,888**	**9,590,000**	**394,477**	**202,951,539**	**699,006**	**1,167,371**

In January 2001, Microcell completed a public offering of 2,032,659 Class B Non-Voting Shares, and its two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price. This offering generated net proceeds of $97,100,000.

In November 2001, Microcell issued rights to all existing Common shareholders, Class A Non-Voting shareholders, Class B Non-Voting shareholders and warrants holders to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placement, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell's major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000. These options have a fair value of $33,528,878 and were accounted for at issuance as issue fees and were presented as a reduction of share capital and an increase in paid-in capital. On exercise of the options, the additional paid-in capital was transferred to share capital.

EMPLOYEE STOCK PURCHASE PLAN

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. Microcell makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant's contribution during the year (up to 5% of the participant's salary). Microcell's contribution is executed only if, on the measurement date (which, for each year, is June 30 of the following year), the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. Microcell may choose to make its contribution in treasury shares (250,000 Class B Non-Voting Shares have been reserved for issuance) or to deposit with the Administrative Agent a sufficient amount of money to enable the Administrative Agent to purchase the appropriate number of shares in the market. As of December 31, 2001, 4,886 of the reserved shares (nil in 2000) were issued under this stock purchase plan.

Stock option plans

On October 6, 1997, the Board of Directors of Microcell established a stock option plan for employees, officers and directors of the Company, as designated by the Board of Directors, which was amended on March 9, 1998, May 7, 1999, March 9, 2000, March 8, 2001, August 10, 2001 and December 12, 2001 (the "Plan"). The Plan authorizes the issuance of up to 5,900,000 Class B Non-Voting Shares (up to 2,750,000 Class B Non-Voting Shares before March 8, 2001). The Board of Directors has adopted a resolution to increase the number of shares that may be issued pursuant to the Plan to 19,000,000 Class B Non-Voting Shares (the December 12, 2001 amendment). This increase is subject to the approval of the shareholders.

The Plan replaces the stock option plan for senior executives and key employees adopted on June 23, 1994 (the "Predecessor Plan"), but does not revoke options to purchase Class A Non-Voting Shares granted thereunder.

The Predecessor Plan is subject to an undertaking of the recipients not to convert the Class A Non-Voting Shares acquired pursuant thereto into Common Shares until Microcell's Common Shares are listed on a stock exchange, or until there is an offer to purchase more than 50% of the Common Shares and the holders of the Common Shares have signified their intention to accept such a takeover bid.

Options granted under both plans expire on the seventh anniversary of the date of the grant. All options were granted at an exercise price equivalent to the estimated fair value of the underlying shares at the date of the grant. Certain options were granted with the guarantee that they will reach a certain value. If this value is not obtained, the Company will pay cash equal to the shortfall. The Company has a contingent liability under these options that may reach up to $6,217,000.

A summary of the status of the Company's stock option plans as of December 31, 2001 and 2000, and changes during these years are presented below:

	Options to purchase Class A Non-Voting Shares		*Options to purchase Class B Non-Voting Shares*	
	Number of options	*Weighted-average exercise price (in dollars)*	*Number of options*	*Weighted-average exercise price (in dollars)*
Balance as of December 31, 1999	261,615	6.42	1,475,345	13.93
Granted	—	—	623,220	40.70
Exercised	(102,501)	4.52	(104,543)	12.56
Forfeited	(8,607)	10.40	(149,222)	14.34
Balance as of December 31, 2000	150,507	7.49	1,844,800	23.01
Granted	—	—	5,872,296	5.93
Exercised	(60,496)	3.19	—	—
Forfeited	(1,029)	10.40	(164,764)	25.34
Balance as of December 31, 2001	**88,982**	**10.40**	**7,552,332**	**9.68**

The following table summarizes information about stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of exercise prices	*Number outstanding as of December 31, 2001*	*Weighted-average remaining life*	*Weighted-average exercise prices (in dollars)*	*Number exercisable as of December 31, 2001*	*Weighted-average exercise prices (in dollars)*
Class A Non-Voting Shares *(in dollars)*					
$10.00 to 11.00	**88,892**	1.8 years	10.40	**88,155**	10.40
Class B Non-Voting Shares *(in dollars)*					
$2.00 to 4.00	**4,231,403**	6.9 years	3.01	**—**	—
$11.00 to 13.00	**1,608,261**	6.2 years	11.54	**78,214**	11.65
$13.01 to 16.00	**1,009,368**	3.7 years	13.90	**479,528**	13.87
$28.00 to 39.00	**275,275**	6.0 years	33.97	**1,250**	36.50
$40.00 to 49.00	**428,025**	5.6 years	43.05	**10,763**	43.32
$2.00 to $49.00	**7,552,332**	6.2 years	9.68	**569,755**	14.17

WARRANTS

	2001	2000
	$	$
135,700 initial warrants (135,700 in 2000)	**2,163**	2,163
Issue costs	**(86)**	(86)
	2,077	2,077

The warrants issued as part of the Units described in *note 10* expire in June 2006. The initial warrants are each exercisable for 2.1899 Class B Non-Voting Shares at an exercise price of US$0.01 per share (after the adjustment following the issuance of rights to purchase Class B Non-Voting Shares on November 26, 2001). During the year, no warrants were exercised (231,820 warrants were exercised in 2000 and resulted in the net issuance of 497,607 Class B Non-Voting Shares).

12. LOSS PER SHARE

The rights issue *(see note 11)* completed in 2001 contained a bonus element and was offered to all existing shareholders. As a result, basic and diluted loss per share were adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035.

The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

	2001	2000	1999
	$	$	$
		(Restated *note 3*)	(Restated *note 3*)
Net loss	**498,485**	268,427	393,637
Weighted-average number of shares outstanding	**108,915**	63,724	53,955
Shares issuable pursuant to exercise of initial warrants	**297**	291	789
Number of shares for basic loss per share calculation	**109,212**	64,015	54,744
Adjustment factor	**—**	1.5035	1.5035
Adjusted number of shares for basic loss per share calculation	**109,212**	96,247	82,308
Additional shares for diluted loss per share calculation	**3,312**	997	553
Adjusted number of shares for diluted loss per share calculation	**112,524**	97,244	82,861
Basic and diluted loss per share (dollars)	**4.56**	2.79	4.78

Basic and diluted losses per share are identical, as the effect of the dilutive securities are antidilutive.

13. RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies, which are measured at their exchange amount. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The effect on the consolidated financial statements is as follows:

	2001	2000	1999
	$	$	$
Costs capitalized to capital assets and deferred charges	**5,165**	5,122	1,860
Cost of products and services	**6,965**	4,117	3,606
General and administrative services	**562**	507	584
Selling and marketing	**225**	—	—
Equipment sales and service revenues	**5,470**	1,940	—
Equipment purchase	**192**	—	—
Net gain on asset disposal	**—**	860	—
Interest revenue	**—**	89	—

14. RESTRUCTURING CHARGES

In 2001, the Company laid off 194 employees to adjust its work force to the requirements of its 2002-2003 operating plan. Following the completion of its financing *(see note 11)*, the Company also finalized the strategic reorganization of its activities in January 2002 and, as a result, laid off an additional 180 employees in its offices across Canada. The restructuring charges recorded in 2001 relate primarily to severance payments to the employees laid off in 2001.

15. INCOME TAXES

Significant components of the income tax provision (benefit) consist of the following:

	2001	2000	1999
	$	$	$
		(Restated *note 3*)	(Restated *note 3*)
Current income tax expense before the following:	**40,101**	6,676	21,901
Tax benefit of previously unrecognized losses and temporary differences	**(37,857)**	(5,223)	(21,577)
Current income tax expense	**2,244**	1,453	324
Deferred income tax recovery related to reversal of temporary differences	**(3,966)**	—	—
Deferred income tax recovery of previously unrealized losses and temporary differences	**—**	(116,968)	—
Income tax provision (benefit)	**(1,722)**	(115,515)	324

The reconciliation of income tax computed at the statutory tax rates to the income tax provision (benefit) is as follows:

	2001	2000	1999
	$	$	$
		(Restated *note 3*)	(Restated *note 3*)
Income tax benefit based on the combined statutory income tax rate of 33% (37.5% in 2000 and 41.6% in 1999)	**(165,068)**	(143,978)	(163,618)
Tax effect of acquired assets	**—**	(71,384)	—
Non-taxable portion of capital items	**14,596**	(28,926)	(6,624)
Unrecognized tax benefits of losses and temporary differences	**187,376**	130,744	193,590
Tax benefit of previously unrecognized losses and temporary differences	**(37,857)**	(5,223)	(21,577)
Large corporations tax	**2,244**	1,453	324
Other	**(3,013)**	1,799	(1,771)
Income tax provision (benefit)	**(1,722)**	(115,515)	324

As of December 31, 2001, the Company had net operating losses carried forward for income tax purposes that expire as follows: 2002, $26,200,000; 2003, $98,000,000; 2004, $236,600,000; 2005, $288,900,000; 2006, $57,900,000; 2007, $260,000,000; 2008, $293,900,000. In addition, the Company had approximately $623,324,000 of deductible temporary differences.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

	2001	2000	1999
	$	$	$
		(Restated *note 3*)	(Restated *note 3*)
Deferred income tax liabilities:			
Accounting values of capital assets in excess of tax values	**84,347**	9,530	—
Accounting values of marketable securities and investments in excess of tax values	**—**	20,599	—
Deferred charges and other	**4,646**	3,223	3,328
Total deferred income tax liabilities	**88,993**	33,352	3,328
Deferred income tax assets:			
Tax values of marketable securities and investments in excess of accounting values	**952**	—	—
Operating losses carried forward	**416,288**	411,300	342,167
Tax values of capital assets in excess of accounting values	**147,507**	112,711	93,023
Provisions and other temporary differences	**71,975**	52,443	32,598
Total deferred income tax assets	**636,722**	576,454	467,788
Valuation allowance	**(621,248)**	(547,691)	(464,460)
Net deferred income tax assets	**15,474**	28,763	3,328
Net deferred income tax liabilities	**73,519**	4,589	—

16. COMMITMENTS

In addition to the commitments disclosed elsewhere in these financial statements, the aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:

	$
2002	28,848
2003	25,543
2004	22,830
2005	19,517
2006	13,785
Subsequent to 2006	43,570
	154,093

Rental expenses for the twelve months ended December 31, 2001 amounted to $29,540,000 ($23,258,000 for 2000 and $19,151,000 for 1999).

By letter dated March 29, 2001, Industry Canada renewed the Company's PCS License for a term of five years expiring on March 31, 2006. The principal PCS License conditions require Microcell to substantially meet the five-year deployment plan contained in its detailed application, to offer a reasonable level of service in all regions of Canada and to substantially honor the research and development commitments made in the detailed application. The conditions attached to the renewed term of the PCS License remained unchanged from the conditions associated with the initial term of the PCS License. Industry Canada has, however, indicated that it intends to engage in a public consultation on PCS and cellular providers' license terms and conditions, including matters of license fees, license term and the transferability and divisibility of licenses. Industry Canada anticipates that, at the end of the public consultation, it will give effect to its conclusions by making suitable amendments to the PCS License conditions and fee structure, if that is the determined course of action.

As of December 31, 2001, the Company had outstanding letters of guarantee for an aggregate amount of $1,175,000 ($113,564,000 as of December 31, 2000). As of December 31, 2000, $112,700,000 was issued to support the Company's participation in Industry Canada's auction of additional PCS spectrum in the 2 GHz frequency range. The letters of guarantee were collateralized by $120,710,000 in short-term investments. The auction started in January 2001 and on January 18, 2001, the Company decided to withdraw from the auctioning process. On January 25, 2001, the letters of guarantee issued with respect to the auction were cancelled and the related collateral was released.

17. FINANCIAL INSTRUMENTS

CREDIT RISK

The concentration of credit risk related to cash, cash equivalents, short-term investments and marketable securities is limited because the securities held in the portfolio relate to a large number of issuers. The Company has a limited amount of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. As disclosed elsewhere in these financial statements, the Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments, but limits the concentration of credit risk by dealing with several highly rated financial institutions.

FAIR VALUE

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, trade receivables, interest receivable, taxes receivable, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

The fair value of the short-term investments and marketable securities is determined based on an amount quoted at the balance sheet date.

The fair value of the Senior Secured Revolving Credit Loans and the Senior Secured Term Loans differs from their carrying value, but it has been omitted because it is not possible to determine it with sufficient reliability.

The fair value of the Senior Discount Notes due in 2006, 2007 and 2009 is determined based on an amount quoted on the over-the-counter market.

The fair value of the swaps and the options is determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institutions for similar derivative instruments.

Fair values of the Company's financial instruments, where the fair value differs from the carrying amounts on the financial statements, are as follows:

	2001		2000	
	Carrying value	***Estimated fair value***	*Carrying value*	*Estimated fair value*
	$	$	$	$
Senior Discount Notes	**1,372,494**	**1,022,034**	1,152,338	1,164,426
Derivative instruments	**26,986**	**27,792**	62,689	65,459

The fair value of cross-currency swaps, interest rate swaps and options generally reflects the estimated amounts that the Company would receive from settlements of favorable contracts or that it would pay to cancel unfavorable contracts at the balance sheet date. The notional amount of the cross-currency swaps totals $396,900,000.

18. SEGMENTED INFORMATION

Since 2000, the Company has managed its operations based on three strategic business segments: PCS, Wireless Internet, and Investments. The Company's first two reportable segments are business operations that offer different products to largely different market segments. The third segment consists of different projects or investments relating to the wireless or high-technology industry that primarily involve Microcell Capital II Inc. and Microcell Labs Inc.

PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users, which include individuals and businesses. It also offers third-party telecommunications providers (wholesale, which is not significant) access to the Company's PCS network. Through its Internet operations, the Company provides customers with new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The accounting policies for the segments and intersegment transactions are the same as described in the summary of significant accounting policies *(see note 2)*. All intersegment transactions are eliminated upon consolidation. The following tables present information about reported segment results and assets:

	Year ended December 31, 2001				
	PCS	*Wireless Internet*	*Investments*	*Intersegment eliminations*	*Total*
Revenue	560,763	—	74	—	560,837
Revenue – intersegment	1,094	12,218	158	(13,470)	—
Cost of products and services	(326,650)	(8,727)	(1,376)	—	(336,753)
Cost of products and services – intersegment	(1,067)	(3,772)	(290)	5,129	—
Gross margin	**234,140**	**(281)**	**(1,434)**	**(8,341)**	**224,084**
Operating expenses	(225,823)	(7,486)	(578)	—	(233,887)
Operating expenses – intersegment	(150)	(335)	(533)	1,018	—
Operating income (loss) before the following	**8,167**	**(8,102)**	**(2,545)**	**(7,323)**	**(9,803)**
Depreciation and amortization	(177,001)	(2,097)	(544)	1,652	(177,990)
Restructuring charges	(3,582)	(1,633)	(11)	—	(5,226)
Interest income	6,386	22	145	—	6,553
Interest income – intersegment	2,450	—	—	(2,450)	—
Interest income (expense)	(215,840)	3	(51)	—	(215,888)
Interest expense – intersegment	—	—	(2,450)	2,450	—
Financing charges	(8,349)	—	—	—	(8,349)
Foreign exchange gain (loss)	(54,495)	(100)	3,466	—	(51,129)
Loss in value of investments, marketable securities and other assets	(565)	—	(32,528)	—	(33,093)
Share of net loss in investees	—	—	(5,282)	—	(5,282)
Income tax benefit (provision)	(2,140)	(92)	3,954	—	1,722
Net loss	**(444,969)**	**(11,999)**	**(35,846)**	**(5,671)**	**(498,485)**

Balance sheet as of December 31, 2001					
Equity accounted investments	—	—	24,051	—	24,051
Total assets	1,099,359	262,636	44,710	(11,446)	1,395,259
Additions to capital assets	283,610	131,301	(8)	(7,508)	407,395

	Year ended December 31, 2000 (Restated, see *note 3*)				
	PCS	*Wireless Internet*	*Investments*	*Intersegment eliminations*	*Total*
Revenue	428,640	—	173	—	428,813
Revenue – intersegment	1,887	9,348	—	(11,235)	—
Cost of products and services	(304,533)	(171)	(1,687)	—	(306,391)
Cost of products and services – intersegment	—	(3,757)	(442)	4,199	—
Gross margin	**125,994**	**5,420**	**(1,956)**	**(7,036)**	**122,422**
Operating expenses	(231,729)	(2,820)	(205)	—	(234,754)
Operating expenses – intersegment	—	(128)	(1,244)	1,372	—
Operating income (loss) before the following	**(105,735)**	**2,472**	**(3,405)**	**(5,664)**	**(112,332)**
Depreciation and amortization	(130,988)	—	(316)	—	(131,304)
Interest income (expense)	20,343	—	(2)	—	20,341
Interest income – intersegment	1,432	—	—	(1,432)	—
Interest expense	(185,471)	—	—	—	(185,471)
Interest expense – intersegment	—	(89)	(1,343)	1,432	—
Financing charges	(8,742)	—	—	—	(8,742)
Foreign exchange gain (loss)	(28,015)	(1)	3,378	—	(24,638)
Net gain on disposal of investments	—	—	285,967	—	285,967
Loss in value of investments and marketable securities	—	—	(248,336)	—	(248,336)
Share of net income in investees	—	—	20,573	—	20,573
Income tax benefit (provision)	(1,402)	(45)	116,962	—	115,515
Net income (loss)	**(438,578)**	**2,337**	**173,478**	**(5,664)**	**(268,427)**
Balance sheet as of December 31, 2000					
Equity accounted investments	—	—	30,726	—	30,726
Total assets	1,083,959	39,966	90,892	(5,591)	1,209,226
Additions to capital assets	263,170	17,847	1,765	(5,591)	277,191

19. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

These financial statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). No material adjustments to the Company's financial statements would be required to conform with accounting principles generally accepted in the United States and the accounting principles and practices required by the SEC, except for the following:

RECONCILIATION OF CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		2001 $	2000 $ (Restated *note 3*)	1999 $ (Restated *note 3*)
	Net loss under Canadian GAAP	**(498,485)**	(268,427)	(393,637)
(a)	Reversal of amortization of PCS License expensed in 1995 under U.S. GAAP	**139**	136	136
(b)	Share of net income (net loss) in investees	**(22,079)**	21,248	(2,665)
(c)	Unrealized net loss in value of investments and marketable securities	**—**	158,497	—
(c)	Recognized loss in value of marketable securities	**—**	(158,964)	—
(d)	Development costs	**(3,502)**	(2,606)	—
(e)	Stock compensation	**(478)**	—	—
(f)	Changes in fair market value of a fair value hedge	**1,367**	—	—
(f)	Cumulative effect as of January 1, 2001 resulting from the adoption of Statement of Financial Accounting Standards No. 133	**(900)**	—	—
(h)	Effect of legislated tax rate changes on deferred tax liabilities	**25,771**	—	—
(g)	**Net loss under U.S. GAAP**	**(498,167)**	(250,116)	(396,166)
(c)	Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $74,000 for 2001 ($68,828,000 for 2000)	**322**	(159,864)	—
(f)	Changes in fair market value of cash flow hedges	**(1,364)**	—	—
(f)	Cumulative effect as of January 1, 2001, resulting from the adoption of Statement of Financial Accounting Standards No. 133	**3,939**	—	—
(c)	Reclassification adjustments	**—**	158,964	—
	Comprehensive loss under U.S. GAAP	**(495,270)**	(251,016)	(396,166)
(g)	**Basic and diluted loss per share under U.S. GAAP** (dollars)	**(4.56)**	(2.60)	(4.81)

DIFFERENCES IN REPORTED AMOUNTS ON CONSOLIDATED BALANCE SHEETS

		2001			2000
		Canadian GAAP ***$***	***Adjustments*** ***$***	***U.S. GAAP*** ***$***	*U.S. GAAP* *$*
(b)	Long-term investments	**34,983**	**(3,496)**	**31,487**	97,541
(c)	Marketable securities	**1,081**	**322**	**1,403**	74,132
(a,d)	Deferred charges and other	**47,337**	**(8,835)**	**38,502**	39,994
(f)	Cash flow hedges	**—**	**1,675**	**1,675**	—
(h)	Capital assets	**987,447**	**25,771**	**1,013,218**	662,411
(e)	Accounts payable	**(106,334)**	**(478)**	**(106,812)**	(156,788)
(g)	Share capital	**(1,133,842)**	**(60,723)**	**(1,194,565)**	(788,773)
	Deficit	**(1,896,173)**	**(47,761)**	**(1,943,934)**	(1,445,767)
	Accumulated other comprehensive loss	**—**	**1,997**	**1,997**	(900)

(A) PCS License

As indicated in *note 2*, the PCS License includes certain development costs and other costs associated with obtaining the PCS License from the Government of Canada. Under U.S. GAAP, such development costs are expensed as incurred, whereas under Canadian GAAP, development costs, which satisfy specified criteria for recoverability, are deferred and amortized ($2,727,000 at December 31, 2001 and $2,866,000 at December 31, 2000).

(B) Investment in entity subject to significant influence

Under Canadian GAAP, the investor should continue to record its portion of investee losses unless the investor would be unlikely to share in losses of the investee. Under U.S. GAAP, in situations where an investor is not required to advance additional funds to the investee and where previous losses have reduced the common and the preferred stock investment account to zero, the Company should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the loans to the investee.

In addition, under Canadian GAAP, the share of net income in an investee that is a private investment company is calculated based on its realized gains or losses. Under U.S. GAAP, the share of net income in such investees is calculated based on both realized and unrealized gains or losses.

(C) Marketable securities

Under Canadian GAAP, the marketable securities are recorded as explained in *note 2*. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value are recorded in other comprehensive loss. As of December 31, 2000, a decline in value of marketable securities in the amount of $158,964,000 was considered to be other than temporary and consequently was reclassified from other comprehensive loss to net loss.

(D) Development costs

Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred ($6,108,000 at December 31, 2001 and $2,606,000 at December 31, 2000).

(E) Stock compensation

Under Canadian GAAP, certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element.

(F) Derivative instruments

The Financial Accounting Standards Board has issued SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by Statements 137 and 138. SFAS 133 is effective for the Company's December 31, 2001 year-end and interim periods. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $900,000 being recognized as an expense in the statement of net loss and as a credit in other comprehensive loss. In addition, a credit of $3,039,000, net of income taxes in the amount of $1,823,000 has been recognized in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1,367,000 being recognized as income in the statement of net loss and in a charge of $1,364,000 net of income tax benefit in the amount of $818,000, in other comprehensive income.

(G) OPTION TO PURCHASE CLASS A NON-VOTING SHARES

Under U.S. GAAP, certain stock options issued to non-employees are recorded as an expense over the vesting period, when it becomes probable that they will be exercised. In 1996, an amount of $60,723,000 was expensed with a corresponding increase in share capital under U.S. GAAP.

(H) DEFERRED TAX LIABILITIES

Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities is recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during the year, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98,667,000 under U.S. GAAP. During the year, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25,771,000 under U.S. GAAP.

(I) SUPPLEMENTARY INFORMATION FOR U.S. GAAP PURPOSES ON STOCK-BASED COMPENSATION

The Company has elected to measure compensation expense using the method prescribed by Accounting Pronouncement Bulletin 25 (APB 25).

Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2001: weighted-average risk-free interest rates of 3.0% (6.7% in 2000 and 1999); dividend yields of 0% (0% in 2000 and 1999); weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 89.8% (67.2% in 2000 and 70.3% in 1999); and a weighted-average expected life of the options of 5.5 years (5.5 years for 2000 and 1999).

The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net loss under U.S. GAAP would be increased by $6,155,000, $2,477,000 and $1,313,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Basic and diluted loss-per-share figures would have been increased by $0.06, $0.03 and $0.02, respectively.

20. SUBSEQUENT EVENTS

On December 20, 2001, Microcell Connexions Inc. and Microcell Solutions Inc., subsidiaries of Microcell, together with Microcell, signed a commitment letter whereby the Company received a commitment for bank financing of C$100,000,000 from Credit Suisse First Boston ("CSFB") facilitated by Nortel Networks Limited ("Nortel Networks"). Microcell Connexions Inc. and Nortel Networks also agreed to entered into a multi-year purchase agreement concurrently with the closing of the bank financing. The new facility will take the form of a U.S. dollar-denominated senior secured credit facility in an aggregate principal amount equivalent to C$100,000,000. The new facility will rank equally with the indebtedness under the Company's existing credit agreement dated May 7, 1999, and would effectively increase the total level of Senior Secured Credit facilities outstanding to C$850,000,000. The new term facility will be available in a single draw on the closing date of the transaction, which is expected to occur in February 2002. The new facility will mature five years plus one day after the closing date and should bear an interest rate of LIBOR plus 3.5%.

The closing of the transaction is contingent upon certain conditions, which include obtaining approval of the amendment proposal from the Company's current group of lenders under the existing credit agreement, and the execution of a supply agreement to purchase network infrastructure hardware and software from Nortel Networks in an aggregate amount, at least equal to C$150,000,000 during the three-year period after the closing date of the transaction.

On February 5, 2002, lenders' consent to the amendment of the existing credit agreement to create the new facility was obtained by the Company. The amendment will include a new liquidity covenant and a 0.25 bps pricing increase on all Tranches of the Senior Secured Loans.

21. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

EXECUTIVE OFFICERS AND BOARD MICROCELL TELECOMMUNICATIONS INC.

Executive Officers

Bonin, Pierre
Chief Information Officer

Cordeau, Michel
Secretary

Côté, Jocelyn
Vice-President, Legal Affairs and Assistant Secretary

Jacques, Gaétan
Vice-President, Human Resources

Leduc, Jacques
Chief Financial Officer and Treasurer

Proctor, Dean
Vice-President, Regulatory Affairs

Rhéaume, Alain
President and Chief Executive Officer, Microcell PCS Division

Sirois, Charles
Chairman of the Board

Tremblay, André
President and Chief Executive Officer

Board of Directors

Bambrough, Noel R.
Intacta Technologies Inc.

Bureau, André
Astral Media Inc.

Cyr, Daniel
Telesystem Ltd.

Cytrynbaum, Michael
Look Communications Inc.

Ducharme, Bruno
Telesystem International Wireless Inc.

Fafard, Martin
Capital Communications CDPQ Inc.

Healy, James Joseph
Cook Inlet VoiceStream PCS

Lamarre, Bernard
Groupe Bellechasse Santé Inc.

Laurin, Pierre
École des Hautes Études Commerciales

Leroux, Monique F.
Société financière Desjardins-Laurentienne

Mosa, Dirk
VoiceStream Wireless Corporation

Sirois, Charles
Telesystem Ltd.

Tremblay, André
Microcell Telecommunications Inc.

CORPORATE INFORMATION

Registered Office

Microcell Telecommunications Inc.
1250 René-Lévesque Blvd. West, 38th Floor
Montréal, Quebec H3B 4W8

Principal Place of Business

Microcell Telecommunications Inc.
1250 René-Lévesque Blvd. West, Suite 400
Montréal, Quebec H3B 4W8
Tel.: (514) 937-2121
Fax: (514) 937-2554

Stock Listings and Symbols

Class B Non-Voting Shares
Toronto Stock Exchange (MTI.B), Nasdaq (MICT) CUSIP #59501T304

Microcell Telecommunications is a member of the TSE 300, TSE 200 and S&P/TSE Canadian SmallCap indices.

Annual Meeting

Thursday, May 9, 2002, 11:00 a.m.
Mount Royal Centre
2200 Mansfield Street
Montréal, Quebec

Notes

- 14% Senior Discount Notes due 2006 (US$417,973,000) Gross proceeds US$200,000,081 Series B (issued after the exchange): 59501TAG1
- 11.125% Senior Discount Notes due 2007 (C$429,443,000) Gross proceeds C$250,000,000 Series A (unexchanged): 59501TAH9 (Regulation 144A) C55185AD1 (Regulation S) Series B (issued after the exchange): 59501TAJ5
- 12% Series A Senior Discount Notes due 2009 (US$270,000,000) Gross proceeds US$150,473,700 Series B (issued after the exchange): 59501TAL0

Transfer Agents

Computershare Trust Company of Canada

Bank of Nova Scotia Trust Company of New York
SEDAR #00008324

Auditors

Ernst & Young LLP

For Further Information

Web sites: *www.microcell.ca; www.microcell.com; www.microcellcnx.com; www.fido.ca; www.masq.ca; www.inukshuk.ca*

E-mail: *investor.relations@microcell.ca*

Investors, security analysts and other interested parties who wish to obtain financial information about Microcell should contact:

Investor Relations
Microcell Telecommunications Inc.
1250 René-Lévesque Blvd. West, Suite 400
Montréal, Quebec H3B 4W8
Tel.: (514) 937-2121, ext. 6194
Fax: (514) 846-7456



Pour obtenir la version française de ce rapport annuel,
veuillez téléphoner au (514) 937-2121.

This annual report is printed in Canada on recyclable paper.

ISBN 2-9805956-8-3
Legal Deposit—Bibliothèque nationale du Québec, 2002
Legal Deposit—National Library of Canada, 2002

Montréal

1250 René-Lévesque Blvd. West
Suite 400
Montréal, Quebec
H3B 4W8
Tel.: (514) 937-2121
Fax: (514) 937-2554

Toronto

20 Bay Street
Suite 1601
Toronto, Ontario
M5J 2N8
Tel.: (416) 368-7457
Fax: (416) 601-1552

Vancouver

815 West Hastings Street
Suite 540
Vancouver, British Columbia
V6C 1B4
Tel.: (604) 669-1277
Fax: (604) 669-1278

